Exhibit 99.2

Teck Resources Limited

Consolidated Financial Statements

For the Years Ended December 31, 2010, 2009 and 2008

Management’s Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditors’ report.

Donald R. Lindsay
President and Chief Executive Officer

Ronald A. Millos
Senior Vice President, Finance and Chief Financial Officer

February 22, 2011

Independent Auditor’s Report
To the Shareholders of Teck Resources Limited

We have completed integrated audits of Teck Resources Limited’s December 31, 2010, 2009 and 2008 consolidated financial statements and an audit of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Teck Resources Limited, which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of earnings, comprehensive earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting standards and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Teck Resources Limited as at December 31, 2010 and December 31, 2009 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2010 in accordance with Canadian generally accepted accounting standards.

Report on internal control over financial reporting

We have also audited Teck Resources Limited’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control -  Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
The company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Teck Resources Limited maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control — Integrated Framework issued by COSO.

PriceWaterhouseCoopers LLP

Chartered Accountants

February 22, 2011
Vancouver, British Columbia

Consolidated Statements of Earnings
Years ended December 31

(Cdn$ in millions, except per share data)	2010	2009	2008

Revenues	$9,339	$7,674	$6,655

Operating expenses	(4,844)	(4,012)	(3,844)

	4,495	3,662	2,811

Depreciation and amortization	(940)	(928)	(468)

Operating profit	3,555	2,734	2,343

Other expenses
General and administration	(263)	(188)	(91)
Interest and financing (Note 10(g))	(565)	(655)	(182)
Exploration	(56)	(33)	(133)
Research and development	(21)	(15)	(23)
Asset impairment (Note 15)	-	(27)	(589)
Other income net of other expenses (Note 16)	265	824	55

Earnings before the undernoted items	2,915	2,640	1,380

Provision for income and resource taxes (Note 12(a))	(932)	(695)	(652)

Equity (loss) earnings (Note 5(c))	(8)	(126)	22

Earnings from continuing operations	1,975	1,819	750

Earnings (loss) from discontinued operations (Note 17)	-	81	(9)

Earnings	$1,975	$1,900	$741

Attributable to:
Shareholders of the company	$1,860	$1,831	$659
Non-controlling interests	115	69	82

Earnings per share (Note 14(g))

Basic	$3.15	$3.43	$1.46
Basic from continuing operations	$3.15	$3.28	$1.48

Diluted	$3.14	$3.42	$1.45
Diluted from continuing operations	$3.14	$3.27	$1.47

Weighted average shares outstanding (millions)	589.5	534.1	452.1

Shares outstanding at end of year (millions)	590.6	589.1	486.9

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
Years ended December 31

(Cdn$ in millions)	2010	2009	2008

Operating activities
Earnings from continuing operations	$1,975	$1,819	$750
Items not affecting cash
Depreciation and amortization	940	928	468
Provision for future income and resource taxes (Note 12)	208	185	1,482
Equity loss in excess of distributions	8	126	43
Asset impairment and provision for marketable securities (Note 15 and 16)	-	27	881
Gain on sale of investments and assets (Note 16)	(859)	(383)	(14)
Unrealized (gains) losses on derivatives	(182)	7	(239)
Foreign exchange gains	(93)	(686)	(31)
Loss on debt repurchase and interest accretion	796	241	20
Other	12	10	39
Net change in non-cash working capital items and other (Note 19)	(62)	709	(1,290)

	2,743	2,983	2,109
Investing activities
Property, plant and equipment	(810)	(590)	(928)
Investments and other assets	(46)	(372)	(659)
Business acquisitions (Note 3(c))	-	-	(11,639)
Proceeds from sale of investments and other assets (Note 3)	1,239	392	214
Decrease (increase) in restricted cash and investments	91	(94)	(11)

	474	(664)	(13,023)
Financing activities
Issuance of debt	1,560	4,462	11,842
Repayment of debt	(5,054)	(8,141)	(1,241)
Issuance of Class B subordinate voting shares	33	1,670	6
Dividends paid (Note 14(h))	(118)	-	(442)
Distributions to non-controlling interests	(89)	(69)	(102)

	(3,668)	(2,078)	10,063
Effect of exchange rate changes on cash and cash equivalents	(46)	(71)	234

Increase (decrease) in cash and cash equivalents from continuing operations	(497)	170	(617)

Cash received from discontinued operations (Note 17)	-	309	59

Increase (decrease) in cash and cash equivalents	(497)	479	(558)

Cash and cash equivalents at beginning of year	1,329	850	1,408

Cash and cash equivalents at end of year	$832	$1,329	$850

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets
As at December 31

(Cdn$ in millions)	2010	2009

ASSETS

Current assets
Cash and cash equivalents (Note 19)	$832	$1,329
Accounts and settlements receivable and other	1,094	972
Inventories (Note 4)	1,380	1,375

	3,306	3,676

Investments (Note 5)	1,371	1,252

Property, plant and equipment (Note 6)	21,886	22,426

Other assets (Note 7)	1,009	857

Goodwill (Note 8)	1,637	1,662

	$29,209	$29,873

LIABILITIES AND EQUITY

Current liabilities

Accounts payable and accrued liabilities (Note 9)	$1,498	$1,242
Dividends payable	177	-
Current portion of long-term debt (Note 10)	65	1,121

	$1,740	2,363

Long-term debt (Note 10)	4,883	6,883

Other liabilities (Note 11)	1,187	1,029

Future income and resource taxes (Note 12(c))	5,223	5,007

Equity
Attributable to shareholders of the company	16,052	14,487
Attributable to non-controlling interests (Note 13)	124	104

	$16,176	$14,591

	$29,209	$29,873

Commitments and contingencies (Note 20)

Approved on behalf of the Board of Directors

“Hugh J. Bolton”	“Janice G. Rennie”
HUGH J. BOLTON	JANICE G. RENNIE
Chairman of the Audit Committee	Director

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income
Years ended December 31

(Cdn$ in millions)	2010	2009	2008

Earnings	$1,975	$1,900	$741

Other comprehensive income (loss) in the year
Foreign currency translation adjustments on foreign subsidiaries	(43)	(83)	1,003
Unrealized gains (losses) on available-for-sale instruments	8	107	(48)
Unrealized gains (losses) on cash flow hedges	(12)	54	(21)

Total other comprehensive (loss) income (Note 14(f))	(47)	78	934

Comprehensive income	$1,928	$1,978	$1,675

Other comprehensive income (loss) attributable to:
Shareholders of the company	$(44)	$91	$914
Non-controlling interests	(3)	(13)	20

	$(47)	$78	$934

Comprehensive income attributable to:
Shareholders of the company	$1,816	$1,922	$1,573
Non-controlling interests	112	56	102

	$1,928	$1,978	$1,675

Consolidated Statements of Equity
Years ended December 31
(Cdn$ in millions)	2010	2009	2008

Class A common shares (Note 14)	$7	$7	$7

Class B subordinate voting shares (Note 14)
Beginning of year	6,750	5,072	3,274
Issued on exercise of options	45	16	7
Issued on private placement	-	1,662	-
Issued on business acquisitions	-	-	1,504
Issued on asset acquisition	-	-	287

End of year	6,795	6,750	5,072

Retained earnings attributable to shareholders of the company
Beginning of year	7,307	5,476	5,038
Earnings	1,860	1,831	659
Dividends declared	(295)	-	(221)

End of year	8,872	7,307	5,476

Contributed surplus
Beginning of year	85	82	71
Stock-based compensation expense (Note 14(d))	11	8	13
Transfer to Class B subordinate voting shares on exercise of options	(12)	(5)	(2)
End of year	84	85	82

Non-controlling interests (Note 13)	124	104	127

Accumulated other comprehensive income attributable to shareholders of the company (Note 14(f))	294	338	247

Total equity	$16,176	$14,591	$11,011

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008

1.	Nature of Operations

Teck Resources Limited and its subsidiaries (“Teck,” “we,” “us,” or “our”) are engaged in mining and related activities including exploration, development, processing, smelting and refining. Our major products are steelmaking coal, copper and zinc. We also produce precious metals, lead, molybdenum, electrical power, fertilizers and other metals. Metal products are sold as refined metals or concentrates. We also own an interest in certain oil sands leases and have partnership interests in an oil sands development project and wind power project.

2.	Significant Accounting Policies

a)	Basis of Presentation, Accounting Principles and Adoption of New Accounting Standards

Generally Accepted Accounting Principles

Our consolidated financial statements are prepared using Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Note 25 reconciles the consolidated financial statements prepared in accordance with Canadian GAAP to financial statements prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

Basis of Presentation

Our consolidated financial statements include the accounts of Teck Resources Limited and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Ltd. (“TML”), Teck American Inc. (“TAI”), Teck Alaska Inc. (“TAK”), Teck Highland Valley Copper Partnership (“Highland Valley Copper”), Teck Coal Partnership (“Teck Coal”), Compañia Minera Teck Quebrada Blanca S.A. (“Quebrada Blanca”) and Compañia Minera Teck Carmen de Andacollo (“Andacollo”).

Certain of our mining activities are conducted through interests in entities or assets where we share joint control including Compañia Minera Antamina (“Antamina”), Waneta Dam, Greenhills Mine and Wintering Hills wind power project. These entities and assets are accounted for using the proportionate consolidation method. We shared joint control of Teck Coal prior to our acquisition of Fording Canadian Coal Trust’s (“Fording”) 60% interest in Teck Coal in October 2008.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year. All dollar amounts are presented in Canadian dollars unless otherwise specified.

Business Combinations and Related Sections

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard is effective January 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards (“IFRS”). The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests,” which replace Section 1600 “Consolidated Financial Statements.” Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. These standards are effective January 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations.”

2.	Significant Accounting Policies, continued

We have chosen to early adopt Sections 1582, 1601 and 1602 effective January 1, 2010. As a result, non-controlling interests have been presented within equity on the balance sheet and the non-controlling interests’ share of earnings are no longer deducted in arriving at consolidated earnings.

Consolidated other comprehensive income and consolidated comprehensive income have been attributed to our equity shareholders and non-controlling interests. There is no effect from adoption on previous business combinations.

b)	Significant Accounting Policies

Use of Estimates

The preparation of our financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where judgment is applied include asset and investment valuations, ore reserve estimates, finished and in-process inventory quantities, plant and equipment lives, the dates on which assets are available for use,goodwill, contingent liabilities including matters in litigation, assessment of variable interest entities, tax provisions, future tax balances and the timing of their reversal, which affects the future tax rates applied to these reversals, the amount and timing of asset retirement obligations, other environmental liabilities, pension and other post-retirement benefits and other accrued liabilities. Actual results could differ from our estimates.

Translation of Foreign Currencies

The functional currency of Teck Resources Limited, the parent entity, is the Canadian dollar, which is also the presentation currency for our consolidated financial statements. For our integrated foreign operations, which primarily consist of subsidiaries engaged in exploration and development activities, monetary assets and liabilities are translated at year-end exchange rates and other assets and liabilities are translated to Canadian dollars at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to earnings.

Assets and liabilities of our self-sustaining foreign operations are translated at year-end exchange rates, and revenues and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in other comprehensive income until they are realized by a reduction in or sale of our investment.

Financial Instruments

We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash and cash equivalents are designated as held for trading.

Temporary investments

Temporary investments are designated as available-for-sale and recorded at fair value. These investments include money market instruments with maturities of greater than three months from the date of acquisition.

2.	Significant Accounting Policies, continued

Trade receivables and payables

Trade receivables and payables are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, trade receivables are net of allowances for uncollectable amounts. We may enter into transactions to sell trade receivables to third parties. If control over the receivables is transferred to the purchaser, we account for the transaction as a sale and derecognize the trade receivables.

Investments in marketable securities

Investments in marketable securities are designated as available-for-sale and recorded at fair value. Fair values are determined by reference to quoted market prices at the balance sheet date. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income until investments are disposed of or when an other-than-temporary decline in value occurs. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. At each balance sheet date, we assess for any impairment in value that is considered to be other than temporary, and record such impairments in earnings for the period.

Long-term debt

Long-term debt is initially recorded at total proceeds received less direct issuance costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments

Derivative instruments, including embedded derivatives, are considered to be held for trading and accordingly are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other income (expense) in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Hedging

Certain derivative instruments may qualify for hedge accounting. For fair value hedges, any gains or losses on the hedging instrument relating to both the effective and ineffective portion of the hedge are recognized in earnings, which offsets the fair value changes related to the hedged risk in the hedged item.

For cash flow hedges, any unrealized gains and losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in earnings upon settlement of the hedging instrument, when the hedged item ceases to exist, or when the hedge is determined to be ineffective.

For hedges of net investments in self-sustaining operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in earnings on the ineffective portion of the hedge, or when there is a reduction in the net investment in the self-sustaining operation being hedged.

Inventories

Finished products, work in process and raw material inventories are valued at the lower of cost and net realizable value. Raw materials include concentrates for use at smelting and refining operations. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations.

For work in process and finished product inventories, cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Waste rock stripping costs related to mine production are included in the cost of inventories as incurred.

2.	Significant Accounting Policies, continued

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down is reversed.

We use both joint-product and by-product costing for work in process and finished product inventories. Joint costing is applied to primary products at the Red Dog, Antamina and Duck Pond mines and the Trail operations, where the profitability of the operation is dependent upon the production of a number of primary products. Joint costing allocates total production costs based on the relative values of the products. Where by-product costing is used, by-products are allocated the incremental costs of processes that are specific to the production of that product.

Supplies inventory is valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Interests in Joint Ventures

Joint ventures involve a contractual arrangement that establishes joint control and are accounted for using the proportionate consolidation method. Our proportionate share of the assets, liabilities, revenues, expenses and cash flows of the joint venture are included in our consolidated financial statements.

Investments Subject to Significant Influence

Investments over which we exercise significant influence are accounted for using the equity method. We also equity account for variable interest entities of which we are not the primary beneficiary. At each balance sheet date, we assess the value of these investments for impairment.

Property, Plant and Equipment

Land, buildings, plant and equipment

Plant and equipment are recorded at cost, being the purchase price and the directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Amortization of mobile equipment, buildings used for production, and plant and processing equipment at our mining operations is calculated on a units-of-production basis over the lesser of the assets’ remaining useful lives or over the proven and probable ore reserves. Amortization of buildings not used for production, and plant and equipment at our smelting operation is calculated on a straight-line basis over the assets’ estimated useful lives. Where components of an asset have different useful lives, amortization is calculated on each separate part. Amortization commences when an asset is available for use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

When we incur debt directly related to the construction of a new operation or major expansion, the interest and financing costs associated with such debt are capitalized during the construction period.

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including costs incurred during production to increase future output by providing access to additional sources of reserves, are deferred. Once available for use, mineral properties and mine development costs are amortized on a units-of-production basis over the proven and probable reserves to which they relate.

Underground mine development costs are amortized using the block amortization method where development costs associated with each distinct section of the mine are amortized over the reserves to which they relate.

2.	Significant Accounting Policies, continued

Exploration and evaluation costs

Exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources, as defined under National Instrument 43-101, exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are capitalized. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated as they are currently not available for use.

When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs are reclassified to mineral properties and leases within property, plant and equipment.

Development costs of oil sands properties

The costs of acquiring, exploring, evaluating and developing oil sands properties are capitalized when it is expected that these costs will be recovered through future exploitation or sale of the property. Capitalized development costs of oil sands properties are considered to be tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized development costs for oil sands properties are reclassified to mineral properties and leases within property, plant and equipment.

Asset impairment

We perform impairment tests on our property, plant and equipment when events or changes in circumstances occur that indicate the carrying value of an asset may not be recoverable. Estimated future cash flows are calculated using estimated future commodity prices, mineral reserves and resources, and operating and capital costs on an undiscounted basis. When the carrying value of the mine or development project exceeds estimated undiscounted future cash flows, the asset is impaired. Write-downs are recorded to the extent the carrying value exceeds the discounted value of the estimated future cash flows or the estimated net recoverable value.

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Goodwill

We allocate goodwill arising from business combinations to the reporting units acquired based on estimates of the fair value of the reporting unit. Any excess of the fair value of a reporting unit over the fair value of the sum of its individual assets and liabilities is considered goodwill for that reporting unit.

We perform goodwill impairment tests annually and when there are impairment indicators. This impairment assessment involves estimating the fair value of each reporting unit that has been assigned goodwill. We compare the fair value to the total carrying amount of each reporting unit, including goodwill. If the carrying amount exceeds fair value, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit. The difference represents the fair value of goodwill. If the carrying amount of goodwill exceeds this amount, we reduce goodwill by a charge to earnings in the amount of the excess.

The fair value of assets and liabilities are estimated using a model of discounted cash flows based on proven and probable reserves and value beyond proven and probable reserves. Other major assumptions include commodity prices, operating and capital costs, foreign exchange rates and discount rates.

2.	Significant Accounting Policies, continued

An impairment and write-down of goodwill could arise through a variety of factors including a reduction in the reserve or resource base of the mineral property, a reduction in expected future prices for the commodities produced, or other factors, including changes in the timing of project development, host country tax regime and external economic factors. In addition, general economic and capital market conditions could result in a reduction of fair value that would result in an impairment of goodwill.

Revenue Recognition

Sales are recognized when the rights and obligations of ownership pass to the customer and the price is reasonably determinable. The majority of our cathode and metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, the price is determined on a provisional basis at the date of sale and revenues are recorded at that time based on forward prices. Adjustments are made to the sale price in subsequent periods based on movements in quoted market prices up to the date of final pricing. As a result, the value of our cathode and concentrate receivables change as the underlying commodity market prices vary and this adjustment mechanism has the characteristics of a derivative. Accordingly, the fair value of the receivable is adjusted each reporting period by reference to forward market prices and the changes in the fair value are recorded as an adjustment to revenue.

Income and Resource Taxes

Current income taxes are recorded based on the estimated income and resource taxes receivable or payable on taxable income for the current year. Future income tax assets and liabilities are recognized based on the difference between the tax and accounting values of assets and liabilities and are calculated using substantively enacted tax rates for the periods in which the differences are expected to reverse. Tax rate changes are recognized in earnings in the period of substantive enactment. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

We are subject to assessments by various taxation authorities which may interpret tax legislation differently. The final amount of taxes to be paid depends on a number of factors including outcomes of audits, appeals, disputes, negotiations and litigation. We provide for such differences based on our best estimate of the probable outcome of these matters.

Pension and Other Employee Future Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected benefit method prorated on services is used to determine the accrued benefit obligation. Actuarial assumptions used in the determination of defined benefit pension plan liabilities and non-pension post-retirement benefits are based upon our best estimates, including discount rate, expected plan performance, salary escalation, expected health care costs and retirement dates of employees. The expected return on plan assets is estimated based on the fair value of plan assets, asset allocation and expected long-term rates of return.

Past service costs and transitional assets or liabilities are amortized on a straight-line basis over the expected average remaining service period of active employees expected to receive benefits under the plan up to the full eligibility date.

Differences between the actuarial liabilities and the amounts recorded in the financial statements will arise from changes in plan assumptions, changes in benefits, or through experience as results differ from actuarial assumptions. Cumulative differences which are greater than 10% of either the fair value of the plan assets or the accrued benefit obligation, whichever is greater, are amortized over the average remaining service life of the related employees.

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is charged to earnings as the obligation to contribute is incurred.

2.	Significant Accounting Policies, continued

Non-pension post-retirement plans

We provide certain health care benefits for certain employees when they retire. The cost of these benefits is expensed over the period in which the employees render services. These non-pension post-retirement benefits are funded by us as they become due.

Stock-Based Compensation

The cost of options and other stock-based compensation arrangements is recorded based on the estimated fair values at the grant date and charged to earnings over the vesting period. For employees eligible for normal retirement prior to vesting, the expense is charged to earnings over the period from the grant date to the date they are eligible for retirement. Expected volatility is estimated based on historical volatility, excluding periods of extraordinary volatility.

Stock-based compensation expense relating to deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

Research and Development

Research costs are expensed as incurred. Development costs are only deferred when the product or process is clearly defined, the technical feasibility has been established, the future market for the product or process is clearly defined and we are committed to, and have the resources to, complete the project.

Asset Retirement Obligations

Future obligations to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are initially recognized and recorded as a liability at fair value, based on estimated future cash flows, our current credit adjusted risk-free discount rate and an estimated inflation factor. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings.

For operating properties, the amount of the asset retirement liability initially recognized and any subsequent adjustments are capitalized as part of the asset’s carrying value and amortized over the asset’s estimated useful life. For closed properties, any adjustments to the liability are charged to other income (expense). Asset retirement obligations are only recorded when the timing or amount of remediation costs can be reasonably estimated.

Earnings per Share

Earnings per share are calculated based on the weighted average number of shares outstanding during the year. We follow the treasury stock method for the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from any convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

3.	Acquisitions and Dispositions

a)	Completed Dispositions In 2010

Disposition	Date of Sale	Buyer	Consideration	Pre-tax Gain (Cdn$ in millions)
Andacollo Gold Stream (i)	January 2010	Royal Gold, Inc. (“Royal Gold”)	US$218 million in cash and approximately 1.2 million Royal Gold common shares valued at US$53 million at the date of sale	$-
60% interest in Agi Dagi and Kirazli gold projects	January 2010	Alamos Gold Incorporated	US$24 million in cash and approximately 2.4 million shares of Alamos valued at US$30 million at the date of sale	50
One-third interest in Waneta Dam (ii)	March 2010	BC Hydro	$825 million in cash	656
Total				$706

i.	Andacollo Gold Stream

In January 2010, Andacollo sold an interest in the gold reserves and resources of the Andacollo mine to Royal Gold. Under the agreement, Royal Gold will be entitled to 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of gold, and 50% thereafter. We have recorded the transaction as a sale of a partial mineral property interest and the total consideration was accounted for as a recovery of mineral property costs. Accordingly, no gain or loss was recognized on this transaction.

ii.	Interest in Waneta Dam

In March 2010, we sold a one-third interest in the Waneta Hydroelectric Dam, which supplies power to our smelter operations at Trail. The one-third interest approximately represents the excess generating capacity of the Dam, which was surplus to the Trail smelter’s requirements. Our remaining interest in the Waneta Dam is a jointly controlled asset. We account for our proportionate share of the Waneta Dam assets, liabilities and operating costs in our consolidated financial statements (Note 18).

3.	Acquisitions and Dispositions, continued

b)	Completed Dispositions In 2009

Property	Date of Sale	Buyer	Consideration	Pre-tax Gain (Cdn$ in millions)
60% interest in Lobo-Marte gold project	January 2009	Kinross Gold Corporation	US$40 million in cash and approximately 5.6 million Kinross common shares valued at US$97 million at the date of sale

			1.75% net smelter return royalty, in respect of 60% of the gold produced from Lobo-Marte payable when gold prices on the London Metal Exchange exceed US$760 per ounce, capped at US$40 million	$170

10% indirect interest in Sociedad Minera El Brocal S.A.A.	February 2009	Compañia de Minas Buenaventura S.A.A.	US$35 million in cash	45
50% interest in the Williams and David Bell (“Hemlo”) mines	April 2009	Barrick Gold Corporation	US$65 million in cash	46
40% interest in the Pogo mine	July 2009	Sumitomo Metal Mining Co. Ltd. and Sumitomo Corporation	US$255 million in cash	58
78.8% interest in the Morelos project	November 2009	Gleichen Resources Ltd.	US$150 million in cash and approximately 1.6 million common shares and 12.4 million special warrants of Gleichen valued at $18 million at the date of sale	155
Total				$474

c)	Acquisition of Fording Canadian Coal Trust

On October 30, 2008, we acquired all of the remaining assets of Fording, which consisted primarily of a royalty interest in respect of Fording’s 60% non-operating interest in Teck Coal, previously known as Elk Valley Coal Partnership (“EVCP”). Teck Coal operates six steelmaking coal mines located in southeastern British Columbia and west-central Alberta.

Prior to the acquisition we were the managing partner of Teck Coal and owned a 52% effective interest in the partnership. This was comprised of a 40% direct interest in Teck Coal and a 19.6% interest in the outstanding units of Fording. We acquired an 8.7% interest in Fording in 2003 for $150 million and a further 11.2% interest in 2007 for $599 million. Our 19.6% interest in Fording, represented by 29.5 million Fording units, was an effective 11.8% interest in Teck Coal and we accounted for this interest using the equity method until October 30, 2008.

3.	Acquisitions and Dispositions, continued

The separate acquisitions have been accounted for using the purchase method. Accordingly, the values assigned to assets acquired and liabilities assumed from Fording reflect the nature of a step-by-step purchase with the assets and liabilities measured at their estimated individual fair values on each respective date of acquisition. Our consolidated earnings and cash flows include 100% of Fording’s results of operations from October 30, 2008.

4.	Inventories

(Cdn$ in millions)	2010	2009

Raw materials	$162	$211
Supplies	315	315
Work in process	374	366
Finished product	529	483

	$1,380	$1,375

Operating expenses of $4.8 billion (2009 – $4.0 billion, 2008 - $3.8 billion) include $4.5 billion (2009 - $3.8 billion, 2008 - $3.6 billion) of inventories recognized as an expense during the period.

5.	Investments

(Cdn$ in millions)	2010	2009

Investments carried at fair value
Available-for-sale investments
Marketable securities	$329	$241
Other	15	4

Held for trading investments
Warrants	3	2

	$347	$247
Investments subject to significant influence and carried on an equity basis
Fort Hills Energy Limited Partnership (20% interest) (a)	705	704
Galore Creek Partnership (50% interest) (b)	311	301
Other	8	-

	$1,371	$1,252

a)	Fort Hills Energy Limited Partnership

In November 2005, we acquired a 15% interest in the Fort Hills Energy Limited Partnership (“FHELP”), which is developing the Fort Hills oil sands project in Alberta, Canada. As consideration for our initial 15% interest, we contributed 34% of the first $2.5 billion of project expenditures. In September 2007, we acquired an additional 5% interest, bringing our interest to 20%. To earn our additional 5% interest, we are required to contribute 27.5% of project expenditures after project spending reaches $2.5 billion and before project spending reaches $7.5 billion.

Thereafter, we are responsible for funding our 20% share of development costs. In the event that the project is abandoned, all limited partners are required to make additional contributions such that the aggregate contributions of all partners equal $7.5 billion and any unexpended amount will be distributed to the partners according to their partnership interest. Project spending totalled $2.7 billion as of December 31, 2010, of which our share was $907 million.

5.	Investments, continued

b)	Galore Creek Partnership

In August 2007, we formed a 50/50 partnership with NovaGold Resources Inc. (“NovaGold”) to develop the Galore Creek copper-gold deposit in northwest British Columbia. Our present obligation is to fund project costs of $36 million incurred after January 1, 2009 and before December 31, 2012 with any unspent amounts to be contributed to the Partnership at that date. As at December 31, 2010, we have funded $24 million of this amount.

The Galore Creek Partnership is a variable interest entity. NovaGold is subject to the majority of the risks and rewards of the partnership and accordingly we account for our interest in the partnership using the equity method.

c)	Equity (loss) earnings are as follows:

(Cdn$ in millions)	2010	2009	2008

Fort Hills Energy Limited Partnership (a)	$(4)	$(119)	$(85)
Galore Creek Partnership (b)	(3)	(7)	18
Fording Canadian Coal Trust	-	-	89
Other	(1)	-	-

	$(8)	$(126)	$22

6.	Property, Plant and Equipment

(Cdn$ in millions)	2010	2009

Operating
Mines and mining facilities	$23,882	$23,465
Accumulated depreciation and amortization	(3,973)	(3,165)
	19,909	20,300

Mineral processing facilities	1,684	1,836
Accumulated depreciation and amortization	(823)	(809)
	861	1,027
Other Resource Properties
Mineral properties	750	751
Oil sands leases	366	348

	$21,886	$22,426

Mines and mining facilities include $136 million (2009 - $46 million) of capitalized waste rock stripping costs associated with mine expansions at Highland Valley Copper and Teck Coal. As at December 31, 2010, we have cumulative capitalized waste rock stripping costs of $293 million (2009 - $197 million), of which $263 million (2009 - $177 million) relates to the capitalized expansion costs at Highland Valley Copper and $30 million (2009 - $20 million) relates to Teck Coal.

7.	Other Assets

(Cdn$ in millions)	2010	2009

Future income and resource tax assets (Note 12(c))	$316	$259
Pension assets (Note 11(b))	266	245
Long-term receivables and deposits	190	189
Derivative assets (net of current portion of $21million (2009 - $41 million)) (Note 21(d))	174	95
Other	63	69

	$1,009	$857

8.	Goodwill

(Cdn$ in millions)	Teck Coal	Quebrada Blanca	Andacollo	Total

December 31, 2008	$1,191	$375	$158	$1,724
Finalization of purchase price allocations	12	-	-	12
Foreign exchange translation	-	(53)	(21)	(74)

December 31, 2009	$1,203	$322	$137	$1,662
Foreign exchange translation	-	(17)	(8)	(25)

December 31, 2010	$1,203	$305	$129	$1,637

9.	Accounts Payable and Accrued Liabilities

(Cdn$ in millions)	2010	2009

Trade payables	$758	$542
Commercial and government royalties	199	182
Payroll related liabilities	185	162
Income and resource taxes payable	125	121
Accrued interest	75	89
Current portion of asset retirement obligations (Note 11(a))	51	23
Capital project accruals	40	10
Current derivative liabilities (Note 11)	28	33
Other	37	80

	$1,498	$1,242

10.	Debt

(Cdn$ in millions)	2010		2009
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Term loan (a)	$-	$-	$2,443	$2,486
7.0% notes due September 2012 (US$200 million) (c)	198	216	209	223
9.75% notes due May 2014 (US$530 million) (b)	494	657	1,280	1,574
5.375% notes due October 2015 (US$300 million) (c)	297	329	313	308
10.25%notes due May 2016 (US$659 million) (b)	608	813	1,025	1,270
3.850% notes due August 2017 (US$300 million) (b)	293	304	-	-
10.75% notes due May 2019 (US$1,043 million) (b)	962	1,350	1,799	2,276
4.500% notes due January 2021 (US$500 million) (b)	492	509	-	-
6.125% notes due October 2035 (US$700 million) (c)	681	737	719	635
6.000% notes due August 2040 (US$650 million) (b)	643	681	-	-
Revolving credit facility due July 2014 (d)	55	55	-	-
Antamina senior revolving credit facility due August 2012 and April 2015 (e)	114	114	97	97
Other	111	111	119	119

	4,948	5,876	8,004	8,988

Less current portion of long-term debt	(65)	(65)	(1,121)	(1,132)

	$4,883	$5,811	$6,883	$7,856

The fair values of debt are determined using market values where available and cash flows based on our expected cost of borrowing on other items. The fair values of the 10.25% notes and the 10.75% notes are net of $50 million and $114 million, respectively, of fair value of prepayment rights (Note 21(c)).

a)
During 2010, we acquired and cancelled US$1.993 billion of the aggregate principal amount of the notes we issued in May 2009. We funded these acquisitions with US$1.06 billion of cash and the issuance of US$1.45 billion of notes maturing in 2017, 2021 and 2040. Net proceeds from the notes issued, after discounts and underwriting expenses, were US$1.44 billion.

During the year we also repaid the US$2.365 billion outstanding balance on our term loan. As a result of the early payment of the term loan and the acquisitions of the notes described above, we incurred a $782 million pre-tax charge to earnings related to the write-off of unamortized discounts and issuance costs, capitalized prepayment options and the premium paid to acquire the notes (Note 16).

b)
The 10.25% notes are callable on or after May 15, 2013 and the 10.75% notes are callable on or after May 15, 2014, both at pre-defined prices based on the date of redemption (Note 21(c)). The 4.500% notes are callable on or after October 15, 2020 and the 6.000% notes are callable on or after February 15, 2040, both at 100% of the face value. All of these notes can be called at any time by repaying the greater of the principal amount plus accrued interest and the present value of the principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread. With our current investment grade ratings certain restrictive covenants under the 9.75%, 10.25% and 10.75% notes were suspended and the senior secured pledge bonds that secured our notes and the guarantees and liens supporting those pledge bonds were released. As a result, the titles of these notes have been changed to remove the word “secured.” There is no default or event of default under the notes. Our obligations under these notes are guaranteed by TML.

10.	Debt, continued

c)
The 6.125%, 5.375% and 7.0% notes are callable at any time by repaying the greater of the principal amount plus accrued interest and the present value of the principal and interest amounts discounted at a comparable treasury yield, plus a stipulated spread.

d)
The revolving credit facility is due in full at maturity and is guaranteed by TML. Any outstanding amounts under the facility bear interest at LIBOR plus an applicable margin based on our credit ratings. The facility requires a maximum total debt to total capitalization ratio of 0.5 to 1. As at December 31, 2010, we are in compliance with all debt covenants and default provisions.

At December 31, 2010, we had revolving credit facilities aggregating $1.3 billion, of which $995 million is available until 2014. Net of $127 million of letters of credit and $55 million of credit facilities drawn, the unused portion of the credit facilities is $1.1 billion as at December 31, 2010. In addition, we have issued stand-alone letters of credit for $460 million in respect of environmental bonding requirements.

e)
The Antamina revolving credit facilities are our proportionate share of Antamina’s five-year revolving term bank facilities with full repayments due at maturity dates in 2012 and 2015 and are the obligation of Antamina. The facilities are non-recourse to us and the other Antamina project sponsors and may be renewed and extended annually with the concurrence of the participating banks. The outstanding amounts under the facilities bear interest at LIBOR plus a margin.

f)	At December 31, 2010 the scheduled principal payments during the next five years and thereafter are as follows:

($ in millions)	US$	Cdn$

2011	$65	$65
2012	331	329
2013	10	10
2014	587	584
2015	323	321
Thereafter	3,851	3,830

Total	$5,167	$5,139

g)	We incurred interest expense including financing fees on short-term debt and long-term debt as follows:

(Cdn$ in millions)	2010	2009	2008

Interest expense on long-term debt	$565	$569	$122
Interest expense on bridge facility	-	116	74

	565	685	196

Less amounts capitalized	-	(30)	(14)

Total interest expense	$565	$655	$182

11.	Other Liabilities

(Cdn$ in millions)	2010	2009

Asset retirement obligations (a)	$755	$532
Other environmental and post-closure costs	38	66
Pension and other employee future benefits (b)
Defined benefit pension plans	49	54
Non-pension post-retirement benefits	284	266
Derivative liabilities (net of current portion of $28 million (2009 - $33 million))	2	37
Other	59	74

	$1,187	$1,029

a)	Asset Retirement Obligations

We have recorded an asset retirement obligation for each of our operating mines and closed properties. Our Trail refining and smelting facilities are considered to be indefinite life operations and neither the amounts that may be required to retire these facilities nor the timing of required expenditures can be reasonably estimated at this time. For the Trail operation, our recorded liability is limited to components of the facility where costs and expected dates of existing retirement and remediation requirements can be estimated.

The following table summarizes the movements in the asset retirement obligation for the years ended December 31, 2010 and 2009:

(Cdn$ in millions)	2010	2009

At January 1	$555	$669
Changes in cash flow estimates
Operating mines	246	(83)
Closed properties	15	7
Expenditures and settlements	(35)	(16)
Accretion expense	38	42
Obligations transferred on disposition	-	(26)
Foreign currency translation adjustments	(13)	(38)

At December 31	806	555

Less current portion	(51)	(23)

	$755	$532

Asset retirement obligations are initially recorded as a liability at fair value, assuming a weighted average credit adjusted risk-free discount rate of 6.85% (2009 – 6.33%) and an inflation factor of 2.00%. The liability for retirement and remediation on an undiscounted basis before inflation is estimated to be approximately $1.36 billion. In addition, for ongoing treatment and monitoring of sites, the estimated undiscounted payments before inflation are $2.4 million per annum for 2020 to 2029 and averaging $25 million per annum for 2030 to 2159.

The change in cash flow estimates and accretion relating to asset retirement obligations at closed properties are recognized in other income (expense) (Note 16).

Our operations are affected by federal, provincial, state and local laws and regulations concerning environmental protection. Provisions for future reclamation and site restoration are based on known requirements. It is not possible to estimate the effect on operating results, if any, of future legislative or regulatory developments.

11.	Other Liabilities, continued

b)	Pension and Other Employee Future Benefits

Defined Contribution Plans

We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year it is earned by the employee.

Defined Benefit Plans and Non-Pension Post-Retirement Benefits

We have various defined benefit pension plans that provide benefits based principally on employees’ years of service. These plans are only available to certain qualifying employees. The plans are “flat-benefit” or “final-pay” plans which are not indexed. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

All of our defined benefit pension plans are actuarially evaluated for funding purposes on a three-year cycle. The most significant plan, which accounts for 35% of our accrued benefit obligation at December 31, 2010, was last actuarially evaluated on December 31, 2007. The measurement date used to determine all of the accrued benefit obligation and plan assets for accounting information was December 31, 2010. We also have several post-retirement plans, which provide post-retirement medical and life insurance benefits to certain qualifying employees.

11.	Other Liabilities, continued

i.	Actuarial Valuation of Plans:

(Cdn$ in millions)	2010		2009

	Defined	Non-pension	Defined	Non-pension
	Benefit	Post-	Benefit	Post-
	Pension	Retirement	Pension	Retirement
	Plans	Benefit Plans	Plans	Benefit Plans

Accrued benefit obligation
Balance at beginning of year	$1,429	$311	$1,224	$248
Current service cost	29	7	23	5
Benefits paid	(93)	(9)	(92)	(10)
Interest cost	83	18	85	17
Actuarial revaluation	(2)	8	(3)	13
Past service costs arising from plan improvements	-	1	1	-
Foreign currency exchange rate changes	(5)	(2)	(14)	(6)
Effect of new discount rate at year-end	148	42	205	44

Balance at end of year	1,589	376	1,429	311

Plan assets
Fair value at beginning of year	1,304	-	1,213	-
Actual return on plan assets	162	-	137	-
Benefits paid	(93)	(9)	(92)	(10)
Contributions	82	9	55	10
Foreign currency exchange rate changes	(3)	-	(9)	-

Fair value at end of year	1,452	-	1,304	-

Funding surplus (deficit)	(137)	(376)	(125)	(311)

Unamortized actuarial costs	299	91	244	41
Unamortized past service costs	55	1	72	4

Net accrued benefit asset (liability)	$217	$(284)	$191	$(266)

Represented by:
Pension assets (Note 7)	$266	$-	$245	$-
Accrued benefit liability	(49)	(284)	(54)	(266)

Net accrued benefit asset (liability)	$217	$(284)	$191	$(266)

11.	Other Liabilities, continued

ii.	Funded Status

The funded status of our defined benefit pension plans is as follows:

(Cdn$ in millions)	2010			2009

	Plans Where	Plans where		Plans Where	Plans Where
	Assets Exceed	Benefit Obligations		Assets Exceed	Benefit Obligations
	Benefit Obligations	Exceed Assets	Total	Benefit Obligations	Exceed Assets	Total

Plan assets	$836	$616	$1,452	$758	$546	$1,304
Benefit obligations	(807)	(782)	(1,589)	(726)	(703)	(1,429)

Excess (deficit) of plan assets over benefit obligations	$29	$(166)	$(137)	$32	$(157)	$(125)

Our total cash payments for pension and other employee future benefits for 2010, including cash contributed to defined benefit and defined contribution pension plans and cash payments made directly to beneficiaries, were $107 million (2009 - $79 million). We expect to contribute $91 million to our defined contribution and defined benefit pension plans in 2011 based on minimum funding requirements.

The estimated future benefit payments to pensioners for the next five years and the five years thereafter are as follows:

(Cdn$ in millions)

2011	$107
2012	112
2013	117
2014	122
2015	127
2016 - 2020	647

11.	Other Liabilities, continued

iii.	Significant Assumptions

The assumptions used to calculate annual expenses are those used to calculate the accrued benefit obligation at the end of the previous year. Weighted average assumptions used to calculate the accrued benefit obligation at the end of each year are as follows:

	2010		2009		2008

		Non-Pension		Non-Pension		Non-Pension
	Defined	Post-	Defined	Post-	Defined	Post-
	Benefit	Retirement	Benefit	Retirement	Benefit	Retirement
	Pension	Benefit	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans	Plans	Plans

Discount rate	5.10%	5.12%	5.90%	5.90%	7.22%	7.09%
Assumed long-term rate of return on assets	7%	-	7%	-	7%	-
Rate of increase in future compensation	4%	4%	4%	4%	4%	4%
Initial medical trend rate	-	8%	-	8%	-	8%
Ultimate medical trend rate	-	5%	-	5%	-	5%
Years to reach ultimate medical trend rate	-	7	-	7	-	7
Dental trend rates	-	5%	-	5%	-	5%

The expected long-term rate of return on plan assets is developed based on the historical and projected returns for each asset class, as well as the target asset allocation for the pension portfolio. Projected rates of return for fixed income securities and equities are developed using a model that factors in long-term government debt rates, real bond yield trend, inflation and equity premiums, based on a combination of historical experience and future long-term expectations.

The discount rate used to determine the accrued benefit obligation is determined by reference to the market interest rates of high quality debt instruments at the measurement date.

iv.	Employee Future Benefits Expense

(Cdn$ in millions)	2010		2009		2008

		Non-Pension		Non-Pension		Non-Pension
	Defined	Post-	Defined	Post-	Defined	Post-
	Benefit	Retirement	Benefit	Retirement	Benefit	Retirement
	Pension	Benefit	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans	Plans	Plans

Current service cost	$29	$7	$23	$5	$26	$8
Interest cost	83	18	85	17	69	15
Expected gain on assets	(89)	-	(83)	-	(87)	-
Actuarial loss (gain) recognized	19	1	7	(1)	7	3
Past service cost recognized	19	5	21	6	17	6
	$61	$31	$53	$27	$32	$32

11.	Other Liabilities, continued

The defined contribution expense for 2010 was $18 million (2009 - $17 million; 2008 - $12 million).

Certain employee future benefit costs incurred in the year and the actual return on plan assets in excess of or short of the actuarially assumed return are not taken into income in the year but are amortized over the expected average remaining service life (“EARSL”) of employees. The weighted average EARSL is 8 years for defined benefit pension plans and 11 years for post-retirement benefit plans. Employee future benefit expenses recognized in the year are reconciled to employee future benefit costs incurred as follows:

(Cdn$ in millions)	2010		2009		2008

		Non-Pension		Non-Pension		Non-Pension
	Defined	Post-	Defined	Post-	Defined	Post-
	Benefit	Retirement	Benefit	Retirement	Benefit	Retirement
	Pension	Benefit	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans	Plans	Plans

Expense recognized	$61	$31	$53	$27	$32	$32
Difference between expected and actual return on plan assets	(73)	-	(54)	-	240	-
Difference between actuarial losses (gains) amortized and actuarial losses (gains) arising	127	49	195	62	(264)	(59)
Difference between past service costs amortized and past service costs arising	(19)	(4)	(20)	(6)	16	(6)
Expense incurred	$96	$76	$174	$83	$24	$(33)

v.	Health Care Sensitivity

A 1% change in the initial and ultimate medical trend rate assumptions would have the following effect on our post-retirement health care obligations and expense:

	Increase (Decrease) in Service and	Increase (Decrease)
(Cdn$ in millions)	Interest Cost	in Obligation

Effect of 1% increase in medical trend rate	$4	$59
Effect of 1% decrease in medical trend rate	(3)	(47)

vi.	Investment of Plan Assets

The assets of our defined benefit pension plans are managed by pension asset fund managers under the oversight of the Teck Resources Limited Executive Pension committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to the plan demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve annual portfolio returns over a four-year period in excess of the annual percentage change in the Consumer Price Index plus 4%.

11.	Other Liabilities, continued

To achieve this objective, a strategic asset allocation policy has been developed for each defined benefit plan. The asset allocation is monitored quarterly and rebalanced if the funds in an asset class exceed their allowable allocation ranges. We review the investment guidelines for each plan at least annually and the portfolio and investment managers’ performance is monitored quarterly.

The composition of the defined benefit pension plan assets at December 31, 2010 and 2009, and the weighted average target composition for 2011 are as follows:

	2011 Target	2010 Actual	2009 Actual

Equity securities	53%	54%	52%
Debt securities	36%	35%	37%
Real estate and other	11%	11%	11%

	100%	100%	100%

12.	Income and Resource Taxes

a)	Provision for Income and Resource Taxes:

(Cdn$ in millions)	2010	2009	2008

Current
Canadian income tax	$6	$(31)	$(1,234)
Foreign income and resource tax	434	267	218
Canadian resource tax	284	274	186

	724	510	(830)
Future
Canadian income tax	193	208	1,485
Foreign income and resource tax	5	8	(33)
Canadian resource tax	10	(31)	30

	208	185	1,482

	$932	$695	$652

b)	Reconciliation of income and resource taxes calculated at the statutory rates to the actual tax provision:

(Cdn$ in millions)	2010	2009	2008

Tax expense at the statutory income tax rate of 28.56% (2009 - 30.1%; 2008 - 31.2%)	$833	$795	$430

Tax effect of:
Resource taxes, net of resource and depletion allowances	150	88	131
Non-temporary differences including one-half of capital gains and losses and goodwill impairment	(76)	(161)	185
Tax losses not recognized (recognition of previously unrecognized losses)	10	11	(2)
Benefit of tax rate reduction	(22)	(80)	(38)
Difference in tax rates in foreign jurisdictions	95	16	(6)
Other	(58)	26	(48)

	$932	$695	$652

12.	Income and Resource Taxes, continued

c)	Temporary differences giving rise to future income and resource tax assets and liabilities:

(Cdn$ in millions)	2010	2009

Future income and resource tax assets
Net operating loss carry forwards	$667	$428
Property, plant and equipment	297	441
Asset retirement obligations	31	35
Amounts relating to partnership year-ends	(217)	(170)
Unrealized foreign exchange	(90)	(145)
Other	(47)	(15)
Valuation allowance	(325)	(315)

	$316	$259

Future income and resource tax liabilities
Net operating loss carry forwards	$(675)	$(581)
Property, plant and equipment	5,551	5,415
Asset retirement obligations	(148)	(161)
Amounts relating to partnership year-ends	409	319
Other	86	15

	$5,223	$5,007

d)	Earnings by Jurisdiction

Our earnings before income and resource taxes and equity earnings (losses) from continuing operations are earned in the following tax jurisdictions:

(Cdn$ in millions)	2010	2009	2008

Canada	$1,441	$1,340	$1,202
Foreign	1,474	1,300	178

	$2,915	$2,640	$1,380

e)	Foreign Subsidiaries

We have foreign subsidiaries that have undistributed earnings. For certain foreign subsidiaries, undistributed earnings are not expected to be repatriated in the foreseeable future and therefore taxes that are payable upon distribution have not been provided for.

f)	Loss Carry Forwards and Canadian Development Expenses

At December 31, 2010, we had $4,744 million of Canadian federal net operating loss carry forwards (2009 - $3,402 million). These loss carry forwards expire at various dates between 2013 and 2030. Incorporated in our future income tax assets and liabilities, we also had $5,162 million of cumulative Canadian development expenses at December 31, 2010 (2009 - $7,701 million), which are deductible for income tax purposes on a declining balance basis at a maximum rate of 30% per year.

12.	Income and Resource Taxes, continued

g)	Valuation Allowance

We have provided a valuation allowance of $325 million (2009 - $315 million) relating to tax assets in jurisdictions and entities that do not have established sources of taxable income.

h)	Taxation Assessments

In the normal course of business, we are subject to audit by taxation authorities. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amounts accrued.

For our significant operating subsidiaries, audits by various taxation authorities have not been completed as follows:

Canada	2006 - present
United States	2006 - present
Peru	2007 - present
Chile	2008 - present

13.	Non-Controlling Interests

(Cdn$ in millions)	2010	2009

Highland Valley Copper (2.5%)	$25	$20
Andacollo (10%)	36	32
Quebrada Blanca (23.5%)	47	36
Elkview Mine Limited Partnership (5%)	16	16

	$124	$104

14.	Equity

a)	Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares (“Class B shares”) without par value and an unlimited number of preferred shares without par value issuable in series.

Class A common shares carry the right to 100 votes per share. Class B shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B share. In all other respects, the Class A common shares and Class B shares rank equally.

The attributes of the Class B shares contain so called “coattail provisions,” which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B shares on identical terms, then each Class B share will be convertible into one Class A common share.

14.	Equity, continued

The Class B shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “takeover bid,” or is otherwise exempt from any requirement that such offer be made to all or substantively all holders of Class A common shares, the coattail provisions do not apply.

b)	Class A Common Shares and Class B Subordinate Voting Shares:

	Class A	Class B
Shares (in 000’s)	Common Shares	Subordinate Voting Shares

At December 31, 2007	9,353	433,298

Issued for business acquisition	-	36,829
Issued for asset acquisition	-	6,918
Options exercised (d)	-	578
Other	-	(111)

At December 31, 2008	9,353	477,512

Issued pursuant to private placement (c)	-	101,304
Options exercised (d)	-	963

At December 31, 2009	9,353	579,779

Options exercised (d)	-	1,468

At December 31, 2010	9,353	581,247

c)	Private Placement of Class B Subordinate Voting Shares

In July, 2009, we issued approximately 101.3 million Class B shares for proceeds of $1.7 billion through a private placement.

d)	Share Options

Under our share option plan, 10 million Class B shares have been set aside for the grant of share options to full-time employees. The exercise price for each option is the closing price for our Class B shares on the last trading day before the date of grant. We issue new shares upon exercise of share options.

During the year ended December 31, 2010, we granted 1,289,600 Class B share options at market prices to employees. These share options have a weighted average exercise price of $35.54, vest in equal amounts over three years and have a term of 10 years.

The weighted average fair value of Class B share options granted in the year was estimated at $11.81 per option (2009 - $2; 2008 - $10) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

(Cdn$ in millions)	2010	2009	2008

Dividend yield	2.10%	2.00%	2.94%
Risk free interest rate	2.54%	2.09%	6.35%
Expected life	6.0 years	4.3 years	4.2 years
Expected volatility	37%	30%	31%

14.	Equity, continued

Outstanding share options:

(Cdn$ in millions)	2010		2009

		Weighted		Weighted
		Average		Average
	Shares (in 000’s)	Exercise Price	Shares (in 000’s)	Exercise Price

Outstanding at beginning of year	5,534	$21.58	4,532	$28.28
Granted	1,290	35.54	2,350	4.19
Exercised	(1,468)	22.31	(964)	12.84
Forfeited	(110)	20.37	(104)	27.68
Expired	(18)	37.84	(280)	11.89

Outstanding at end of year	5,228	$24.79	5,534	$21.58

Vested and exercisable at end of year	1,984	$31.36	1,981	$32.76

Information relating to share options outstanding at December 31, 2010:

Outstanding Share Options (in 000’s)	Vested Share Options (in 000’s)	Price Range		Weighted Average Exercise Price on Outstanding Options	Weighted Average Exercise Price on Vested Options	Weighted Average Remaining Life of Outstanding Options (months)

1,857	349	$4.15 -	$9.35	$4.15	$4.15	98
3	-	$9.36 -	$14.04	12.36	12.36	100
4	1	$14.05 -	$21.08	20.15	20.15	101
21	21	$21.09 -	$31.64	22.64	22.64	2
3,293	1,580	$31.65 -	$47.48	36.08	37.13	75
50	33	$47.49 -	$49.17	49.17	49.17	65

5,228	1,984			$24.79	$31.36	83

The weighted average remaining life of vested options at December 31, 2010 was 60 months. The intrinsic value of a share option is the difference between the current market price for our Class B subordinate voting share and the exercise price of the option. At December 31, 2010, the aggregate intrinsic value of vested and unvested options, based on the December 31, 2010 closing price of $61.79 for the Class B subordinate voting shares, was $193 million for all outstanding options and $60 million for vested options.

Further information about our share options:

(Cdn$ in millions)	2010	2009	2008

Total compensation cost recognized	$11	$8	$13
Total grant date fair value of share options vested	10	11	9
Total intrinsic value of share options exercised	41	14	19

The unrecognized compensation cost for non-vested share options at December 31, 2010 was $8 million (2009 - $5 million). The weighted average period over which it is expected to be recognized is 1.5 years.

14.	Equity, continued

e)	Deferred Share Units and Restricted Share Units

Under our Deferred Share Unit (“DSU”) or Restricted Share Unit (“RSU”) plan, directors and employees may receive either DSUs or RSUs, each of which entitle the holder to a cash payment equal to the market value of one Class B subordinate voting share at the time they are redeemed. These units vest immediately for directors and after three years for employees. Upon normal retirement the units vest immediately and when early retirement occurs, units vest on a pro-rata basis. Should employees be terminated without cause, units vest on a pro-rata basis. Should employees resign or be terminated with cause, units are forfeited.

DSUs may only be redeemed within 12 months from the date a holder ceases to be an employee or director while RSUs must be redeemed at the end of a three-year period measured from the end of the year immediately preceding the grant.

Additional units are issued to holders of DSUs and RSUs to reflect dividends paid on Class B subordinate voting shares and other adjustments to Class B subordinate voting shares.

At December 31, 2010, there were 3,682,629 DSUs and RSUs outstanding (2009 – 3,590,010).

Non-vested DSU and RSU activity:

	2010		2009
	DSUs and RSUs (in 000’s)	Weighted Average Grant Date Fair Value	DSUs and RSUs (in 000’s)	Weighted Average Grant Date Fair Value

Non-vested units at beginning of year	2,506	$9.43	653	$38.24
Granted	562	35.10	2,778	4.40
Forfeited	(63)	13.58	(41)	20.18
Vested	(555)	35.55	(884)	14.40

Non-vested units at end of year	2,450	$9.30	2,506	$9.43

Further information about our DSUs and RSUs:

(Cdn$ in millions, except weighted average)	2010	2009	2008

Weighted average fair value of the units granted on the grant date	$36.08	$4.40	$35.74
Total fair value of units vested	25	11	4
Total compensation cost recognized	113	78	(19)
Tax benefits realized	6	3	-
Cash used to settle DSUs and RSUs	21	9	1

14.	Equity, continued

The unrecognized compensation cost for non-vested DSUs and RSUs at December 31, 2010 was $62 million (2009 - $59 million). The weighted average period over which it is expected to be recognized is 1.3 years.

f)	Accumulated Comprehensive Income:

(Cdn$ in millions)	2010	2009	2008

Accumulated other comprehensive income (loss) – beginning of year	$341	$263	$(671)
Other comprehensive income (loss) in the year
Currency translation adjustments:
Unrealized gains (losses) on translation of foreign subsidiaries	(299)	(833)	1,260
Foreign exchange differences on debt designated as a hedge of our investment in foreign subsidiaries (net of tax of $(36) for 2010, $(105) for 2009 and $35 for 2008)	256	724	(257)
Losses reclassified to earnings on realization	-	26	-
	(43)	(83)	1,003
Available-for-sale instruments:
Unrealized gains (losses) (net of tax of $(18) for 2010, $(14) for 2009 and $48 for 2008)	128	118	(298)
Losses (gains) reclassified to earnings (net of tax of $17 for 2010, $2 for 2009 and $(40) for 2008)	(120)	(11)	250
	8	107	(48)
Derivatives designated as cash flow hedges:
Unrealized gains (losses) (net of taxes of $(3) for 2010, $(13) for 2009 and $47 for 2008)	8	19	(72)
Losses (gains) reclassified to earnings on realization (net of tax of $7 for 2010, $(21) for 2009 and $(33) for 2008)	(20)	35	51
	(12)	54	(21)

Total other comprehensive (loss) income	(47)	78	934

Accumulated other comprehensive income – end of year	294	341	263

Retained earnings – end of year	8,872	7,307	5,476

Accumulated comprehensive income	$9,166	$7,648	$5,739

The components of accumulated other comprehensive income are:

(Cdn$ in millions)	2010	2009

Currency translation adjustment	$182	$225
Unrealized gains on investments (net of tax of $(14) in 2010 and $(13) in 2009)	109	101
Unrealized gains on cash flow hedges (net of tax of $(2) in 2010 and $(6) in 2009)	3	15

Accumulated other comprehensive income	$294	$341

Accumulated other comprehensive income attributed to:
Shareholders of the company	$294	$338
Non-controlling interests	-	3

	$294	$341

14.	Equity, continued

g)	Earnings Per Share

The following table reconciles our basic and diluted earnings per share:

(Cdn$ in millions, except per share data)	2010	2009	2008

Basic and diluted earnings attributable to shareholders of the company
Earnings from continuing operations	$1,860	$1,750	$668
Earnings (loss) from discontinued operations	-	81	(9)

Net basic and diluted earnings attributable to shareholders of the company	$1,860	$1,831	$659

Weighted average shares outstanding (000’s)	589,517	534,084	452,124
Dilutive effect of share options	2,408	1,557	1,119

Weighted average diluted shares outstanding	591,925	535,641	453,243

Basic earnings per share	$3.15	$3.43	$1.46
Basic earnings per share from continuing operations	$3.15	$3.28	$1.48
Diluted earnings per share	$3.14	$3.42	$1.45
Diluted earnings per share from continuing operations	$3.14	$3.27	$1.47

At December 31, 2010 there were 588,136 (2009 – 3,065,264 ; 2008 – 2,295,933) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the periods presented because their effect is anti-dilutive.

h)	Dividends

We declared dividends of $0.20 and $0.30 per share in the second and fourth quarters of 2010, respectively, nil in 2009 and $0.50 per share in 2008. Dividends of $0.30 per share with a record date of December 15, 2010 were paid in January, 2011.

15.	Asset Impairment Charges

(Cdn$ in millions)	2010	2009	2008

Property, plant and equipment (a)	$-	$-	$179
Goodwill (b)(Note 8)	-	-	345
Exploration and development properties and other (c)	-	27	65

	$-	$27	$589

a)
During 2008, we recorded impairment charges against our Duck Pond copper-zinc mine, Pend Oreille zinc mine and Lennard Shelf zinc mine. These impairment charges were taken as a result of low commodity prices, short mine lives and operating losses. Lennard Shelf was closed in August 2008 and Pend Oreille was placed on care and maintenance in February 2009.

15.	Asset Impairment Charges, continued

b)
As a result of our goodwill impairment testing during the fourth quarter of 2008, we recorded total goodwill impairment charges of $345 million, representing impairment charges at our Duck Pond mine, Quebrada Blanca copper mine and Andacollo copper mine.

c)	During 2009, we recorded an impairment charge for capitalized acquisition and exploration costs relating to certain of our oil sands leases as these costs were no longer expected to be recoverable.

During 2008, we elected to withdraw from the Petaquilla copper project in Panama and therefore, recorded an impairment charge of $22 million on our investment in Minera Petaquilla S.A. During 2008, we also recorded an impairment charge of $43 million for capitalized exploration costs as these costs were no longer expected to be recoverable.

16.	Other Income (Expense)

(Cdn$ in millions)	2010	2009	2008

Gain on sale of investments and assets	$859	$383	$14
Derivative gains (loss) (Note 21(d))	180	(50)	311
Foreign exchange gains	66	640	69
Interest income	6	8	56
Reclamation for closed properties	(23)	(13)	(22)
Debt repurchase and refinancing fees (Note 10(a))	(782)	(168)	-
Provision for marketable securities	-	-	(292)
Other	(41)	24	(81)

	$265	$824	$55

17.	Discontinued Operations

In 2009, we disposed of our 50% interest in the Hemlo mines and our 40% interest in the Pogo mine. Comparative results have been classified as discontinued operations. Selected financial information of these discontinued operations in our consolidated financial statements includes:

(Cdn$ millions)	2010	2009	2008

Earnings (loss) on discontinued operations
Revenue	$-	$140	$249
Cost of sales	-	(95)	(210)
Other income (expense)	-	94	(46)
Provision for income and resource taxes	-	(58)	(2)

Earnings (loss)	-	81	(9)

Cash flows of discontinued operations
Operating activities	-	(16)	68
Investing activities	-	325	(9)

	$-	$309	$59

18.	Joint Ventures

Our Antamina mine, in which we have a 22.5% interest, is the primary entity accounted for using the proportionate consolidation method. We also proportionately consolidate the Greenhills mine, Waneta Dam and Wintering Hills wind power project, which are all assets that we jointly control. Prior to the acquisition of Fording’s assets on October 30, 2008, we had proportionately consolidated our 40% interest in Teck Coal. Our share of the assets, liabilities, revenues and expenses and cash flows of these operations is as follows:

(Cdn$ in millions)	2010	2009

Assets
Cash and cash equivalents	$99	$106
Other current assets	239	248
Goodwill	181	181
Mineral properties, plant and equipment	2,878	2,522

	$3,397	$3,057

Liabilities and equity
Current liabilities	$154	$113
Long-term debt	116	99
Other long-term liabilities	204	121
Equity	2,923	2,724

	$3,397	$3,057

	2010	2009	2008

Earnings
Revenues	$1,374	$1,179	$2,996
Operating and other expenses	(623)	(499)	(1,404)
Provision for income and resource taxes	(170)	(151)	(119)

Earnings	$581	$529	$1,473

Cash flow
Operating activities	$445	$242	$1,072
Financing activities	24	-	42
Investing activities	(157)	(33)	(187)
Distributions	(315)	(146)	(979)
Effect of exchange rates on cash	(4)	(6)	13

Increase (decrease) in cash	$(7)	$57	$(39)

We have commitments of approximately $210 million over the next five years relating to our interests in joint ventures. We are also obligated to fund our 30% of the project costs of the Wintering Hills wind power project. We expect our total investment in connection with the project to be approximately $66 million. Construction of the project is expected to be complete by the end of 2011.

19.	Supplemental Cash Flow Information

(Cdn$ in millions)	2010	2009	2008

Cash and cash equivalents
Cash	$569	$564	$294
Money market investments with maturities from the date of
acquisition of 3 months or less	263	765	556

	$832	$1,329	$850

Net change in non-cash working capital items and other
Accounts and settlements receivable	$(196)	$(104)	$116
Inventories	(31)	(112)	114
Accounts payable and accrued liabilities	165	(159)	(4)
Current income and resource taxes receivable	-	1,084	(1,516)

	$(62)	$709	$(1,290)

Interest and taxes paid
Interest paid	$533	$585	$135
Income and resource taxes paid (recovered)	$612	$(594)	$645

Non-cash financing and investing transactions
Shares issued for acquisitions	$-	$-	$1,791
Shares received from dispositions	$87	$132	$-

20.	Commitments and Contingencies

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2010, or with respect to future claims, cannot be predicted with certainty. Significant commitments and contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

a)	Upper Columbia River Basin (Lake Roosevelt)

Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Metals Ltd.), the Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to Teck Metals’ acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail smelter in British Columbia have travelled down river, as have substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the United States.

Slag is a glass-like compound consisting primarily of silica, calcium and iron, and also contains small amounts of base metals including zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or US regulations and is sold to the cement industry.

While slag has been deposited into the river, further study is required to assess what effect the presence of metals in the river has had and whether they pose an unacceptable risk to human health or the environment.

20.	Commitments and Contingencies, continued

A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river. In June 2006, Teck Metals and its affiliate, TAI, entered into a Settlement Agreement (the “EPA Agreement”) with the US Environmental Protection Agency (“EPA”) and the United States under which TAI is paying for and conducting a remedial investigation and feasibility study (“RI/FS”) of contamination in the Upper Columbia River under the oversight of the EPA.

The RI/FS is being prepared by independent consultants approved by the EPA and retained by TAI. TAI is paying the EPA’s oversight costs and providing funding for the participation of other governmental parties: the Department of Interior, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the “Colville Tribe”) and the Spokane Tribe. Teck Metals has guaranteed TAI’s performance of the EPA Agreement. TAI has also placed US$20 million in escrow as financial assurance of its intention to discharge its obligations under the EPA Agreement. We have accrued our estimate of the costs of the RI/FS.

Two citizens of Washington State and members of the Colville Tribe have commenced an enforcement proceeding under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) to enforce an EPA administrative order against Teck and to seek fines and penalties against Teck Metals for non-compliance. In 2006, an amended complaint was filed in District Court adding the Colville Tribe as a plaintiff and seeking natural resource damages and costs. Teck Metals sought to have the claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute, in Teck Metals’ view, was not intended to govern the discharges of a facility in another country. That case proceeded through US Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit found that CERCLA could be applied to Teck Metals’ disposal practices in British Columbia because they may have resulted in a release of toxic materials to a facility in Washington State.

The litigation continues. The hearing of the plaintiffs’ claims for natural resource damages and costs has been deferred until the RI/FS has been substantially advanced or completed and a decision on liability is rendered. Trial on the liability issue is scheduled for mid-2011, and the decision on liability is expected to result in further appeals. If no liability is found, the damages hearing will not proceed. Natural resource damages are assessed for injury to, destruction of, or loss of natural resources including the reasonable cost of a damage assessment. TAI commissioned a study by recognized experts in damage assessment in 2008. Based on the assessment performed, Teck Metals estimates that the compensable value of such damage will not be material.

TAI intends to fulfill its obligations under the EPA Agreement reached with the United States and the EPA in June 2006 and to complete the RI/FS mentioned above. The EPA Agreement is not affected by the litigation.

There can be no assurance that Teck Metals will ultimately be successful in its defense of the litigation or that Teck Metals or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken.  If remediation is required and damage to resources found, the cost of remediation may be material.

b)	Red Dog Commitments

In accordance with the operating agreement governing the Red Dog mine, TAK pays a royalty to NANA Regional Corporation Inc. (“NANA”) of 25% of net proceeds of production. The 25% royalty became payable in the third quarter of 2007 after we had recovered cumulative advance royalties previously paid to NANA. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 30% of net proceeds of production will occur in 2012. An expense of US$173 million was recorded in 2010 (2009 – US$128 million) in respect of this royalty.

20.	Commitments and Contingencies, continued

TAK leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships all concentrates produced at the Red Dog mine. The lease requires TAK to pay a minimum annual user fee of US$18 million, but has no minimum tonnage requirements. There are also fee escalation provisions based on zinc price and annual budgets.

TAK has also entered into agreements for the transportation and handling of concentrates from the mill site. These agreements have varying terms expiring at various dates through 2015 and include provisions for extensions. There are minimum tonnage requirements and the minimum annual fees amount to approximately US$4 million from 2011 through 2014 and US$2 million thereafter with adjustment provisions based on variable cost factors.

c)	Antamina Royalty

Our interest in the Antamina mine is subject to a net profits royalty equivalent to 7.4% of our share of the project’s free cash flow after recovery of capital costs and an interest factor on approximately 60% of project costs. The recovery of accumulated capital costs together with interest was completed in 2006 and an expense of $24 million was recorded in 2010 (2009 - $11 million) in respect of this royalty.

d)	Operating Leases

Amounts payable under operating leases are $112 million, with annual payments of $42 million in 2011, $19 million in 2012, $10 million in each of 2013, 2014 and 2015 and $21 million, thereafter. The leases are primarily for office premises, mobile equipment and rail cars.

e)	Forward Purchase Commitments

We have a number of forward purchase commitments for the purchase of concentrates and for shipping and distribution of products, which are incurred in the normal course of business. The majority of these contracts are subject to force majeure provisions.

21.	Accounting for Financial Instruments

a)	Financial Risk Management

Our activities expose us to a variety of financial risks, which include foreign exchange risk, interest rate risk, commodity price risk, credit risk, liquidity risk and other risks associated with capital markets. From time to time, we may use foreign exchange forward contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is based on established practices and parameters, which are subject to the oversight of our Hedging Committee and our Board of Directors.

Liquidity Risk

Liquidity risk arises from our general and capital financing needs. We have planning, budgeting and forecasting processes to help determine our funding requirements to meet various contractual and other obligations. Note 10(d) details our available credit facilities as at December 31, 2010.

21.	Accounting for Financial Instruments, continued

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2010 are as follows:

	Less Than			More Than
(Cdn$ in millions)	1 Year	2-3 Years	4-5 Years	5 Years	Total

Accounts payable, accrued liabilities and dividends payable	1,647	-	-	-	1,647
Long-term debt (Note 10(f))	65	339	905	3,830	5,139
Estimated interest payments on debt	378	738	640	2,344	4,100
Derivative liabilities	28	2	-	-	30
Foreign Exchange Risk

We operate on an international basis and therefore, foreign exchange risk exposures arise from transactions denominated in a foreign currency. Our foreign exchange risk arises primarily with respect to the US dollar and to a lesser extent, the Chilean peso. Our cash flows from Canadian and Chilean operations are exposed to foreign exchange risk as commodity sales are denominated in US dollars, and the majority of operating expenses are denominated in local currencies.

We have hedged a portion of our US dollar denominated future cash flows until 2013 with US dollar forward sales contracts. We have elected not to actively manage other foreign exchange exposures at this time.

We also have various investments in US dollar self-sustaining operations, whose net assets are exposed to foreign currency translation risk. This currency exposure is managed in part through our US dollar denominated debt as a hedge against these self-sustaining operations. As at December 31, 2010, $5 billion of US dollar debt was designated in this manner.

US dollar financial instruments subject to foreign exchange risk:

(US$ in millions)	2010	2009

Net working capital	$204	$761
US dollar forward sales contracts, net of forward purchase contracts	(419)	(272)
Long-term debt	(4,959)	(7,701)
Net investment in self-sustaining foreign operations	5,389	5,252

Net US dollar assets (liabilities) exposed	$215	$(1,960)

As at December 31, 2010, with other variables unchanged, a $0.10 strengthening (weakening) of the Canadian dollar against the US dollar would have a $103 million effect (2009 – $257 million) on pre-tax earnings resulting from our financial instruments. There would also be a $42 million (2009 – $27 million) decrease (increase) in other comprehensive income from our US dollar forward sales contracts designated as cash flow hedges and there would be a $51 million (2009 – $9 million) decrease (increase) in other comprehensive income resulting from our net US dollar investments in self-sustaining operations.

Interest Rate Risk

Our interest rate risk mainly arises from our cash and cash equivalents. Our interest rate management policy is generally to borrow at fixed rates. However, floating rate funding may be used to fund short-term operating cash flow requirements or, in conjunction with fixed to floating interest rate swaps, be used to offset interest rate risk from our cash assets. The fair value of fixed-rate debt fluctuates with changes in market interest rates, but unless we make a prepayment, the cash flows, denominated in US dollars, do not. Cash flows related to floating rate debt fluctuate with changes in market interest rates, but the fair value, denominated in US dollars, does not (Note 10(d)(e)).

21.	Accounting for Financial Instruments, continued

We separately value the prepayment options on our 2016 and 2019 notes (Note 10(b)). The value of these options fluctuates with both market interest rates and our credit spread.

Cash and cash equivalents have short terms to maturity and receive interest based on market interest rates. Interest rate risk associated with cash and cash equivalents is not significant.

The fair value of our derivative interest rate swap changes with fluctuations in market interest rates. Unless we settle the contract early, the future cash outflows do not change.

As at December 31, 2010, with other variables unchanged, a 1% change in the LIBOR rate would have a $2 million effect (2009 – $36 million) on earnings. There would be no effect on other comprehensive income.

Commodity Price Risk

We are subject to price risk from fluctuations in market prices of the commodities that we produce. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in commodity prices. At the balance sheet date, we had zinc and lead forward contracts outstanding.

Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by settlement adjustments to receivables and payables and forward contracts for zinc and lead.

The following represents the effect of financial instruments on after-tax earnings from a 10% increase to commodity prices, based on the December 31, 2010 prices. There is no effect on other comprehensive income.

	Price on December 31,		Increase on After-Tax Earnings
(Cdn$ in millions, except for US$/lb data)	2010	2009	2010	2009

Copper	US$4.39/lb	US$3.33/lb	$25	$21
Zinc	US$1.11/lb	US$1.17/lb	6	14
Lead	US$1.17/lb	US$1.09/lb	-	-

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. Our primary counterparties related to our money market investments and derivative contracts carry investment grade ratings as assessed by external rating agencies. There is ongoing review to evaluate the creditworthiness of these counterparties. We manage credit risk for trade and other receivables through established credit monitoring activities. We do not have a significant concentration of credit risk with any single counterparty or group of counterparties. Our maximum exposure to credit risk at the reporting date is the carrying value of our cash and cash equivalents, receivables and derivative assets. While we are exposed to credit losses due to the non-performance of our counterparties, we do not consider this to be a material risk.

b)	Factoring of Trade Receivables

During 2010, we entered into a US$150 million facility with a third party for the sales of certain trade receivables from export coal sales. We have accounted for these transactions as a sale since we have surrendered control over the receivables. Accordingly, we have derecognized the receivables at the date of the transactions. Total receivables sold during 2010 under the facility were US$652 million including US$150 million of receivables where due dates fell after December 31, 2010. No gain or loss has been recognized on these transactions during 2010.

21.	Accounting for Financial Instruments, continued

c)	Derivative Financial Instruments and Hedges

Sales and Purchases Contracts

The majority of our metal concentrates are sold under provisional pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale, which usually occurs upon shipment, based on forward prices for the expected date of the final settlement. Metal concentrates for smelting and refining operations are purchased under similar arrangements. Adjustments to the balance of our concentrate receivables and payables from changes in underlying market prices affect revenue or operating costs as appropriate. The effect of these adjustments on earnings is mitigated by the effect that changing commodity prices have on price participation clauses in the concentrate sales agreements, royalties and taxes.

Prepayment Rights On Notes Due 2016 and 2019

Our 2016 and 2019 notes (Note 10(b)) include prepayment options that are considered to be embedded derivatives. At December 31, 2010 these prepayment rights are recorded as other assets on the balance sheet at a fair value of $164 million based on current market interest rates for similar instruments and our credit spread. Changes in the fair value of the embedded derivatives are recorded in other income (expense). In 2010, we recorded a gain of $168 million (2009 –$49 million) based on the increase in value of these rights. We also wrote off $66 million (2009 – nil) of the value of these rights on the repurchase of the underlying notes (Note 10(a)).

Cash Flow Hedges

At December 31, 2010, US dollar forward sales contracts with a notional amount of $427 million remained outstanding. The contracts mature at varying dates from 2011 to 2013, with the majority of contracts maturing in the first quarter of 2011. Most of these contracts have been designated as cash flow hedges of a portion of our future cash flows from anticipated US dollar coal sales. We have determined that they are highly effective hedges from inception to December 31, 2010.

Unrealized gains and losses on the majority of our US dollar forward sales contracts are recorded in other comprehensive income. Realized gains and losses on settled contracts are recorded in revenue.

Economic Hedge Contracts

Zinc and lead forward sales contracts

As at December 31, 2010, the 57 million pounds of zinc forward purchase contracts were offsetting positions to the 57 million pounds of zinc forward sales contracts remaining from the Aur acquisition in 2007.

We entered into lead forward sales contracts to mitigate the risk of price changes for a portion of our concentrate sales. These contracts economically lock in prices for a portion of our lead sales. We do not apply hedge accounting to commodity forward sales contracts.

Zinc and lead forward purchase contracts

Certain customers purchase refined zinc and lead products at fixed forward prices from our smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers.

21.	Accounting for Financial Instruments, continued

d)
The fair value of our fixed commodity forward sale and purchase contracts is calculated using a discounted cash flow method based on forward metal prices. A summary of our free-standing derivative contracts and related fair values as at December 31, 2010 is as follows:

	2011	2012	2013	Total	Fair Value Asset (Liability) (Cdn$ in millions)

Derivatives not designated as hedging instruments

Zinc (millions of lbs)
Fixed forward sales contracts	57	-	-	57
Average price (US$/lb)	0.63	-	-	0.63	$(27)

Zinc (millions of lbs)
Fixed forward purchase contracts	60	-	-	60
Average price (US$/lb)	0.89	-	-	0.89	13

Lead (millions of lbs)
Fixed forward sales contracts	3	-	-	3
Average price (US$/lb)	1.07	-	-	1.07	(1)

Lead (millions of lbs)
Fixed forward purchase contracts	26	-	-	26
Average price (US$/lb)	1.06	-	-	1.06	2

Interest rate swap (millions of US$)
7% fixed rate swapped to LIBOR plus 2.14%	-	100	-	100	7
LIBOR plus 0.21% swapped to 5.45% fixed rate	-	10	-	10	-

US dollars (millions of US$)
Forward sales contracts	-	3	5	8
Average rate (CLP/US$)	-	551	644	609	3

					(3)
Derivatives designated as cash flow hedges
US dollars (millions of US$)
Forward sales contracts	419	-	-	419
Average rate (C$/US$)	1.01	-	-	1.01	6

					$3

Derivatives designated as cash flow hedges are recorded in accounts and settlements receivable and other on the consolidated balance sheet. Free-standing derivatives not designated as hedging instruments are recorded in accounts and settlements receivable and other of $15 million, other assets of $10 million and accounts payable and accrued liabilities of $28 million on the consolidated balance sheet.

21.	Accounting for Financial Instruments, continued

The following tables provide information regarding the effect of derivative instruments on our consolidated statements of earnings and comprehensive income in 2010 and 2009:

(Cdn$ in millions)	2010

	Cash flow hedges		Net investment hedge

	US$ Forward Sales Contracts	Gold Forward Sales Contracts	US$ Debt	Total

Gains recognized in other comprehensive income (“OCI”) (effective portion)	11	-	292	303
Gains reclassified from accumulated other comprehensive income (“AOCI”) into income (effective portion)	27	-	-	27
Location of gains reclassified from AOCI into income	Revenue	-	-	-

(Cdn$ in millions)	2009

	Cash flow hedges		Net investment hedge

	US$ Forward Sales Contracts	Gold Forward Sales Contracts	US$ Debt	Total

Gains recognized in OCI (effective portion)	32	-	829	861
Losses recognized in other income (unhedged portion)	-	(3)	-	(3)
Losses reclassified from AOCI into income (effective portion)	(40)	(16)	(26)	(82)
Location of losses reclassified from AOCI into income	Revenue	Discontinued Operations	Discontinued Operations	-

(Cdn$ in millions)	2010

	Derivatives not designated as hedging instruments

	Zinc Forward Sales and Purchases	Copper Forward Sales	Debt Prepayment Option	Other	Settlements Receivable and Payable	Total

Amount of gain (loss) recognized in other income(expense)	7	-	168	5	-	180
Amount of gain recognized in revenues and operating expenses	-	-	-	-	86	86

(Cdn$ in millions)	2009

	Derivatives not designated as hedging instruments

	Zinc Forward Sales and Purchases	Copper Forward Sales	Debt Prepayment Option	Other	Settlements Receivable and Payable	Total

Amount of gain (loss) recognized in other income (expense)	(43)	(50)	49	(6)	-	(50)
Amount of gain recognized in revenues and operating expenses	-	-	-	-	325	325

22.	Fair Value Measurements

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 –	Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Cash and demand deposits are valued at face value. Other cash equivalents including money market instruments, are valued using quoted market prices. Marketable equity securities are valued using quoted market prices in active markets, obtained from securities exchanges. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 –	Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

Level 3 –	Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

22.	Fair Value Measurements, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2010 and 2009 are summarized in the following table:

(Cdn$ in millions)	2010				2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$832	$-	$-	$832	$1,329	$-	$-	$1,329
Marketable equity securities	347	-	-	347	247	-	-	247
Marketable debt securities	-	-	15	15	-	-	14	14
Settlements receivable	-	652	-	652	-	449	-	449
Derivative instruments	-	195	-	195	-	136	-	136

	$1,179	$847	$15	$2,041	1,576	585	14	2,175

Financial liabilities
Derivative instruments	$-	$30	$-	$30	$-	$70	$-	$70
Settlements payable	-	87	-	87	-	107	-	107

	$-	$117	$-	$117	$-	$177	$-	$177

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made during the years ended December 31, 2010 or 2009.

23.	Capital Risk Management

Our capital management objectives are to maintain access to the capital we require to operate and grow our business, while minimizing the cost of such capital. Our debt is rated investment grade by independent rating agencies who assess, among other things, our ability to meet our interest and principal obligations and our financial policies. These policies include, over the medium and long term, a target debt to debt plus equity ratio of less than 30%, and a target ratio of debt to EBITDA of below 2.5. These ratios are expected to vary from their target levels from time to time reflecting commodity price cycles and corporate activity, including the development of major projects.

As at December 31, 2010, our debt to debt plus equity ratio was 24% (2009 – 37%) and our debt to EBITDA ratio was 1.2 (2009 – 2.0). In 2009 the ratios did not meet our target levels due to our acquisition of the remaining Fording assets in 2008, combined with the significant decline in commodity prices in late 2008 and early 2009 that negatively impacted our earnings and cash flow.

We manage the risk of not meeting our financial targets through the issuance and repayment of debt and equity capital as well as the ongoing management of operations, investments and capital expenditures. In 2009 and the first half of 2010, we also engaged in the sale of assets and reduced our operating and capital expenditures. These actions were employed to meet our financial targets and to restore our investment grade credit ratings.

24.	Segmented Information

We have five reportable segments: copper, coal, zinc, energy and corporate, based on the primary products we produce and our development projects. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other corporate income (expense) includes general and administrative costs, research and development, and other income (expense). The information reported below is based on the information provided to the chief operating decision maker.

(Cdn$ in millions)	2010
	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	$2,610	$4,351	$2,608	$-	$-	$9,569
Less inter-segment revenues	-	-	(230)	-	-	(230)

Revenues	2,610	4,351	2,378	-	-	9,339

Operating profit	1,289	1,690	576	-	-	3,555
Interest and financing	(4)	(4)	-	-	(557)	(565)
Exploration	(28)	-	(14)	-	(14)	(56)
Other corporate income (expense)	32	20	638	-	(709)	(19)

Earnings before taxes, equity earnings and discontinued operations	1,289	1,706	1,200	-	(1,280)	2,915

Capital expenditures	375	285	91	45	14	810
Goodwill	434	1,203	-	-	-	1,637

Total assets	7,300	16,278	3,107	1,111	1,413	29,209

24.	Segmented Information, continued

(Cdn$ in millions)	2009

	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	$2,161	$3,507	$2,226	$-	$-	$7,894
Less inter-segment revenues	-	-	(220)	-	-	(220)

Revenues	2,161	3,507	2,006	-	-	7,674

Operating profit	1,002	1,278	454	-	-	2,734
Interest and financing	(6)	(2)	-	-	(647)	(655)
Exploration	(20)	-	(8)	-	(5)	(33)
Asset impairment	-	-	-	(25)	(2)	(27)
Other corporate income (expense)	(55)	91	(57)	-	642	621

Earnings before taxes, equity earnings and discontinued operations	921	1,367	389	(25)	(12)	2,640

Capital expenditures	398	69	57	59	7	590
Goodwill	459	1,203	-	-	-	1,662

Total assets	7,613	16,103	3,000	1,061	2,096	29,873

(Cdn$ in millions)	2008
	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	$2,156	$2,428	$2,262	$-	$-	$6,846
Less inter-segment revenues	-	-	(191)	-	-	(191)

Revenues	2,156	2,428	2,071	-	-	6,655

Operating profit	882	1,160	301	-	-	2,343
Interest and financing	(12)	(1)	-	-	(169)	(182)
Exploration	(94)	-	(16)	-	(23)	(133)
Asset impairment	(483)	-	(71)	-	(35)	(589)
Other corporate income (expense)	283	-	-	-	(342)	(59)

Earnings before taxes, equity earnings and discontinued operations	576	1,159	214	-	(569)	1,380

Capital expenditures	596	118	117	50	47	928
Goodwill	533	1,191	-	-	-	1,724

Total assets	7,941	18,008	3,172	895	1,517	31,533

24.	Segmented Information, continued

The geographic distribution of our property, plant and equipment and external sales revenue, with revenue attributed to regions based on the location of the customer, is as follows:

(Cdn$ in millions)	Property, plant and equipment			Revenues

	2010	2009	2010	2009	2008

Canada	$16,418	$16,461	$374	$437	$495
United States	742	765	1,348	986	1,100
Latin America	4,707	5,175	605	287	479
Asia	-	-	5,388	4,771	3,204
Europe	1	5	1,546	1,137	1,317
Australia	18	20	77	35	45
Africa	-	-	1	21	15

	$21,886	$22,426	$9,339	$7,674	$6,655

25.	Generally Accepted Accounting Principles in Canada and the United States

The effect of the material recognition and measurement differences between generally accepted accounting principles in Canada and the United States on our earnings is summarized as follows:

(Cdn$ in millions, except per share data)	2010	2009	2008

Earnings under Canadian GAAP	$1,975	$1,900	$741
Add (deduct)
Exploration expenses (b)	(53)	(36)	(37)
Derivative instruments (c)
Embedded derivatives	(168)	(49)	-
Non-hedge derivatives	(2)	16	26
Asset retirement obligations (d)	(3)	(3)	(3)
Deferred stripping (e)	(96)	(19)	(84)
Differences in the carrying values of assets disposed and liabilities extinguished (f)	67	27	-
Capitalized interest (g)	4	22	17
Differences in the date that assets were considered put into production (h)	15	-	-
Other (i)	5	5	(12)
Tax effect of adjustments noted above (j)	69	36	3

Earnings under US GAAP	$1,813	$1,899	$651
Attributable to shareholders of the company	$1,703	$1,829	$569
Attributable to non-controlling interests	$110	$70	$82

Other comprehensive (loss) income under Canadian GAAP	$(47)	$78	$934
Add (deduct)
Non-hedge derivatives reclassified to other comprehensive income (c)	2	(16)	(26)
Cumulative translation adjustment (k)	-	-	4
Additional pension liability (l)	(81)	(170)	50
Tax effect of adjustments (j)	31	70	(15)

Other comprehensive (loss) income under US GAAP	(95)	(38)	947

Comprehensive income under US GAAP	$1,718	$1,861	$1,598
Attributable to shareholders of the company	$1,611	$1,803	$1,496
Attributable to non-controlling interests	$107	$58	$102

Earnings per share under US GAAP
Basic	$2.89	$3.42	$1.26
Diluted	$2.88	$3.41	$1.26
Basic from continuing operations	$2.89	$3.24	$1.28
Diluted from continuing operations	$2.88	$3.23	$1.28

25.	Generally Accepted Accounting Principles in Canada and the United States, continued

Balance sheets under Canadian GAAP and US GAAP:

(Cdn$ in millions)	2010		2009

	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

ASSETS

Current assets
Cash and cash equivalents	$832	$832	$1,329	$1,329
Accounts and settlements receivable and other	1,094	1,094	972	972
Inventories (e)	1,380	1,371	1,375	1,371
Deferred debt issuance costs (n)	-	-	-	11

	3,306	3,297	3,676	3,683

Investments (i)	1,371	1,349	1,252	1,230

Property, plant and equipment (b)(d)(e)(f)(g)(h)	21,886	21,442	22,426	22,096

Other assets (c)(i)(l)(n)	1,009	684	857	737

Goodwill	1,637	1,637	1,662	1,662

	$29,209	$28,409	$29,873	$29,408

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities	$1,498	$1,498	$1,242	$1,242
Dividends payable	177	177	-	-
Current portion of long-term debt (n)	65	65	1,121	1,132

	1,740	1,740	2,363	2,374

Long-term debt (c)(f)(n)	4,883	4,964	6,883	7,048

Other liabilities (d)(l)	1,187	1,286	1,029	1,058

Future income and resource taxes (j)	5,223	4,785	5,007	4,672

Equity	16,176	15,634	14,591	14,256

	$29,209	$28,409	$29,873	$29,408

25.	Generally Accepted Accounting Principles in Canada and the United States, continued

Equity under Canadian GAAP and US GAAP:

(Cdn$ in millions)	2010		2009

	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Capital stock	$6,802	$6,678	$6,757	$6,633
Retained earnings	8,872	8,798	7,307	7,390
Contributed surplus	84	84	85	85
Accumulated other comprehensive income	294	(49)	338	43
Equity before non-controlling interests	$16,052	$15,511	$14,487	$14,151
Non-controlling interests	124	122	101	101
Accumulated other comprehensive income attributable to non-controlling interests	-	1	3	4
Equity attributable to non-controlling interests	124	123	104	105

Equity	$16,176	$15,634	$14,591	$14,256

a)	Adoption of New Accounting Standards

i.	Accounting for Transfer of Financial Assets

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860), an Amendment of the Accounting for Transfers of Financial Assets” (formerly SFAS 166, “Accounting for Transfers of Financial Assets”). This ASU significantly changes how companies account for transfers of financial assets. The ASU provides revised guidance in a number of areas including the elimination of the qualifying special purpose entity concept, the introduction of a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarification and amendments to the derecognition criteria for a transfer to be accounted for as a sale, a change to the amount of recognized gain or loss on a transfer accounted for as a sale when beneficial interests are received by the transferor, and extensive new disclosures.

The provisions of this ASU are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The adoption of this ASU did not impact our financial results or disclosures as at December 31, 2010.

ii.	Consolidation of Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (formerly SFAS 167, “Amendments to FASB Interpretation No. 46(R)”), which amends the consolidation guidance for variable interest entities (“VIE”). The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a VIE. In addition, changes to when it is necessary to reassess who should consolidate a VIE have also been made.

In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the expected losses or receives a majority of the expected residual returns or both of the VIE is no longer required. Under ASU 2009-17, an entity is required to assess whether its variable interest or interests in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis.

Additional disclosures will be required under this ASU to provide more transparent information regarding an entity’s involvement with a VIE. The provisions of this ASU are to be applied for years beginning after November 15, 2009, for interim periods within those years, and for interim and annual reporting periods thereafter. The adoption of this ASU did not impact our financial results or disclosures as at December 31, 2010.

25.	Generally Accepted Accounting Principles in Canada and the United States, continued

iii.	Fair Value Measurements and Disclosures

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 810) Improving Disclosures About Fair Value Measurements.” This ASU provides further disclosure requirements for recurring and non-recurring fair value measurements. These disclosure requirements include transfers in and out of Level 1 and 2 and additional information relating to activity in Level 3 fair value measurements. The ASU also provides clarification on the level of disaggregation for disclosure of fair value measurement.

The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, except for disclosures about activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this ASU did not impact our financial results or disclosures as at December 31, 2010.

b)	Exploration Expenses

Under Canadian GAAP, we capitalize exploration expenditures where resources, as defined under National Instrument 43-101, exist and it is expected that the expenditures can be recovered by future exploitation or sale. For US GAAP, exploration expenditures are expensed unless proven and probable reserves have been established by a feasibility study.

c)	Derivative Instruments and Hedging

For US GAAP purposes, all derivatives are recorded on the balance sheet as either assets or liabilities at fair value.

i.
Our 2016 and 2019 notes issued in May 2009 (Note 10(b)) include prepayment options that are considered embedded derivatives (Note 21(c)). The prepayment options enable us to redeem the notes, in whole or in part, at specified redemption prices depending on the year of exercise. The embedded prepayment options have been separated and valued under Canadian GAAP as they are not considered closely related to the host debt instruments since the options’ exercise price is not approximately equal to the debt instrument’s amortized cost on each exercise date. Under US GAAP, the embedded prepayment options are considered clearly and closely related to the host debt instrument and do not require separation as the debt does not involve a substantial premium or discount.

Information regarding the fair value and location on the consolidated financial statements of our derivative instruments is included in Note (21(d)).

ii.
Under Canadian GAAP, we consider warrants to be held for trading and accordingly, we record them on the balance sheet at fair value. Unrealized gains and losses on warrants are recorded in earnings. For US GAAP, warrants are accounted for consistently with the equity they are traded for and accordingly, all unrealized gains and losses are recorded in other comprehensive income.

iii.
With the adoption of the Canadian GAAP financial instruments standards on January 1, 2007, our unrealized losses on cash flow hedges were charged, net of taxes, directly to opening accumulated other comprehensive income. As these previously designated cash flow hedges mature, losses are brought into net earnings. Under US GAAP, these derivatives were not designated as cash flow hedges and, accordingly, unrealized gains and losses were recorded in net earnings. These cash flow hedges matured in the year ended December 31, 2009 so are no longer a reconciling item in 2010.

d)	Asset Retirement Obligations

The United States and Canadian standards for asset retirement obligations are substantially the same; however, due to the difference in adoption dates, different discount rate assumptions were used in initial liability recognition. This resulted in differences in the asset and liability balances on adoption and will result in different amortization and accretion charges over time.

25.	Generally Accepted Accounting Principles in Canada and the United States, continued

e)	Deferred Stripping

Canadian GAAP differs from US GAAP in that it allows the capitalization of production stripping costs when such costs are considered a betterment of the asset. Under US GAAP, all stripping costs are treated as variable production costs when incurred.

f)	Differences in the Carrying Value of Assets Disposed and Liabilities Extinguished

As a result of the accumulation of differences between US and Canadian GAAP, the carrying value of assets disposed and liabilities extinguished in the period was different under each GAAP. The gain on the sale of these assets and loss on extinguishment of these liabilities are adjusted to reflect these differences.

g)	Capitalized Interest

Under US GAAP, interest must be capitalized on all assets that are under development. Under Canadian GAAP, we have a policy of only capitalizing interest on project specific debt.

h)	Differences in the Date That Assets Were Considered Put Into Production

Under Canadian GAAP, we recognize the operating results and amortization of assets once the assets are in the location and condition necessary to be capable of operating in the manner intended by management. Under US GAAP, recognition of operating results and amortization of assets commence at the same time as production begins. As a result of the difference in the timing of when the Andacollo hypogene project commenced production and when it was operating in the form and manner intended by management, the recognition of operating results and amortization of the assets is at an earlier date under US GAAP.

i)	Other

Other adjustments include differences in respect of equity earnings, foreign exchange on reconciling adjustments and other items.

j)	Income Taxes

The adjustment to tax expense is the tax effect of adjustments under US GAAP. The computation of income taxes related to adjustments is based on the nature of the adjustment and the jurisdiction in which the adjustment originated. We operate in various jurisdictions which are subject to local tax legislation, resulting in varying rates for each reconciling item.

The model for recognition and measurement of uncertain tax positions is different under US GAAP.  For US GAAP purposes, our unrecognized tax benefits on January 1, 2010 and 2009 were $67 million and $27 million, respectively. Our unrecognized tax benefit on December 31, 2010 was $96 million due to changes throughout the year.

Our unrecognized tax benefits, if recognized, would not significantly impact our effective tax rate. We recognize interest and penalties related to unrecognized tax benefits in other income and expenses. During the years ended December 31, 2010, 2009 and 2008, we did not recognize any significant tax related interest or penalties. We also did not accrue significant amounts of tax related interest and penalties as at December 31, 2010 and 2009. The balance of the adjustment to tax expense is the tax effect of adjustments to earnings under US GAAP.

k)	Cumulative Translation Adjustment

Under US GAAP, a gain or loss from the cumulative translation adjustment is only recognized when the foreign subsidiary is sold, or the parent company completely or substantially liquidates its investment.

25.	Generally Accepted Accounting Principles in Canada and the United States, continued

l)	Pension and Other Employee Future Benefits

For US GAAP purposes, we are required to report the overfunded asset or underfunded liability of our defined benefit pension and other post-retirement plans on the balance sheet. Changes in the funded status are recorded through other comprehensive income. The information set out below should be read in conjunction with the information disclosed under Canadian GAAP requirements for pension and other employee future benefits provided in Note 11(b).

The funded status at the end of the year and the related amounts recognized on the statement of financial position for US GAAP purposes are as follows:

(Cdn$ in millions)	2010		2009

		Other Post-		Other Post-
	Pension	Retirement	Pension	Retirement
	Benefits	Benefits	Benefits	Benefits

Funded status at end of year
Fair value of plan assets	$1,452	$-	$1,304	$-
Benefit obligations	1,589	376	1,429	311

Funded status	$(137)	$(376)	$(125)	$(311)

Amounts recognized in the balance sheet
Non-current asset	$9	$-	$31	$-
Current liability	-	-	(17)	-
Non-current liability	(146)	(376)	(139)	(311)

	$(137)	$(376)	$(125)	$(311)

Amounts recognized in accumulated
other comprehensive income
Net actuarial loss	$299	$91	$244	$41
Past service cost	55	1	72	4

	$354	$92	$316	$45
The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2010 and 2009 were as follows:

(Cdn$ in millions)	2010	2009

Accumulated benefit obligation in excess of plan assets
Projected benefit obligation	$782	$703
Accumulated benefit obligation	741	660
Fair value of plan assets	616	546

25.	Generally Accepted Accounting Principles in Canada and the United States, continued

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2011 are as follows:

(Cdn$ in millions)		Other Post-
	Pension	Retirement
	Benefits	Benefits

Actuarial loss	$24	$6
Past service cost	15	1

Total	$39	$7

There are no significant concentrations of risk in our pension plan assets as at December 31, 2010.

There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority (Note 22). The levels and the valuation techniques used to value our pension plan assets are described below.

The fair values of pension plan assets at December 31, 2010 and 2009 are summarized in the following table:

(Cdn$ in millions)	2010				2009

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Equity securities	$419	$350	$-	$769	$393	$273	$-	$666
Debt securities	-	490	-	490	-	470	-	470
Real estate and other	53	-	140	193	48	-	120	168

	$472	$840	$140	$1,452	$441	$743	$120	$1,304

Additional information describing the levels of fair value measurement is presented in Note 22.

Level 1 -
Marketable equity securities are valued using quoted market prices in active markets obtained from securities exchanges. Other cash equivalents, including money market instruments are included in “real estate and other” and are valued using quoted market prices. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 -
Commingled or pooled funds where the fund is valued daily but the valuation is a compilation of the underlying securities are included in Level 2 of the fair value hierarchy. These funds include both marketable equity and debt securities.

Level 3 -
Real estate and infrastructure comprise the other category of pension plan assets. These assets are valued through external appraisals and pricing models or discounted cash flow models. These models require a variety of inputs including, but not limited to, contractual terms, market prices, yield curves and credit spreads. These inputs are obtained from or corroborated with the market where possible. Since these items have minimal observable prices, they are included in Level 3 of the fair value hierarchy. A continuity of Level 3 measurements is included below.

A continuity of Level 3 fair value measurements is summarized in the following table:

(Cdn$ in millions)	Total

December 31, 2009	$120
Actual return on plan assets	1
Purchases, sales, settlements, net	19
Transfers out of Level 3	-

December 31, 2010	$140

25.	Generally Accepted Accounting Principles in Canada and the United States, continued

m)	Proportionate Consolidation

US GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP the accounts of joint ventures are proportionately consolidated. All of our joint ventures qualify for the SEC’s accommodation, which allows us to continue to follow proportionate consolidation. Additional information concerning our interests in joint ventures is presented in Note 18.

n)	Debt Issuance Costs

Under Canadian GAAP, debt is initially recorded at total proceeds received less direct issuance costs. Under US GAAP, direct issuance costs are recorded separately as an asset and amortized over the life of the instrument.

o)	Statement of Cash Flows

The United States and Canadian standards for cash flow statements are substantially the same. Additional information regarding our cash flows are presented in the statements of cash flows and in Note 19.

p)	Recent US Accounting Pronouncements

We transitioned to International Financial Reporting Standards (“IFRS”) on January 1, 2011 and will no longer be required to prepare a reconciliation to US GAAP. Accordingly, we have not assessed the impact of adopting recent US accounting pronouncements with an application date of January 1, 2011 or beyond on our financial statements and disclosures.

26.	Supplemental Guarantor Condensed Consolidating Financial Information

Teck Metals Ltd. (“Teck Metals”), a wholly owned subsidiary of Teck Resources Limited (“Teck,” or “our”), provides a full and unconditional guarantee in respect of certain of our outstanding debt.

The following tables set forth condensed consolidating financial information for Teck Metals as at December 31, 2010, 2009 and 2008. The information is presented with separate columns for: (i) Teck; (ii) Teck Metals; (iii) our other subsidiaries on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts. The investments in subsidiaries held by Teck, Teck Metals and other non-guarantor subsidiaries have been accounted for using the equity method of accounting. Compañia Minera Antamina (“Antamina”) is not considered a subsidiary, and as such, our share of Antamina’s results and balances are included in consolidation adjustments in the following tables.

26.	Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2010

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in Canadian GAAP (Cdn$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
Cash and cash equivalents	15	(5)	764	58	832
Accounts and settlements receivable and other	5,939	107	7,274	(12,226)	1,094
Inventories	23	409	914	34	1,380

Current assets	5,977	511	8,952	(12,134)	3,306
Investments	23,867	21,960	462	(44,918)	1,371
Property, plant and equipment	517	859	20,081	429	21,886
Other assets	1,517	1,294	3,325	(5,127)	1,009
Goodwill	-	-	1,637	-	1,637

	31,878	24,624	34,457	(61,750)	29,209

Accounts payable and accrued liabilities	6,448	5,667	1,687	(12,304)	1,498
Dividends payable	177	-	-	-	177
Current portion of long-term debt	-	-	38	27	65

Current liabilities	6,625	5,667	1,725	(12,277)	1,740
Long-term debt	7,922	1,767	207	(5,013)	4,883
Other liabilities	41	267	859	20	1,187
Future income and resource taxes	1,238	1,430	2,473	82	5,223
Equity	16,052	15,493	29,193	(44,562)	16,176

	31,878	24,624	34,457	(61,750)	29,209

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS INFORMATION
Revenues	139	1,476	7,281	443	9,339
Operating expenses	78	1,356	3,430	(20)	4,844
Depreciation and amortization	21	49	852	18	940

Operating profit (loss)	40	71	2,999	445	3,555
Interest and financing	698	102	21	(256)	565
Exploration	11	-	45	-	56
General administration and other expense (income)	230	(686)	(444)	919	19

Earnings (loss) before the undernoted items	(899)	655	3,377	(218)	2,915
Provision for income and resource taxes	231	(28)	(413)	(722)	(932)
Equity earnings (loss)	2,528	1,779	-	(4,315)	(8)

Earnings (loss) from continuing operations	1,860	2,406	2,964	(5,255)	1,975
Earnings (loss) from discontinued operations	-	-	-	-	-
Earnings	1,860	2,406	2,964	(5,255)	1,975
Attributable to:
Shareholders of the company	1,860	2,406	2,849	(5,255)	1,860
Non-controlling interests	-	-	115	-	115

26.	Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2010

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in Canadian GAAP (Cdn$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
Operating activities	2,828	472	3,550	(4,107)	2,743
Investing activities
Property, plant and equipment	(67)	(48)	(626)	(69)	(810)
Investments and other assets	(39)	-	(7)	-	(46)
Investment in subsidiaries	-	-	-	-	-
Proceeds from sale of investments and other assets	148	826	265	-	1,239
Decrease in restricted cash	91	-	-	-	91

	133	778	(368)	(69)	474
Financing activities
Issuance of debt	1,537	-	-	23	1,560
Repayment of debt	(5,019)	-	(35)	-	(5,054)
Issuance of Class B subordinate voting shares	33	-	-	-	33
Dividends paid	(118)	-	-	-	(118)
Distributions to non-controlling interests	-	-	(89)	-	(89)
Interdivision distributions	-	(1,310)	(2,839)	4,149	-

	(3,567)	(1,310)	(2,963)	4,172	(3,668)
Effect of exchange rate changes on cash and cash equivalents	-	-	(42)	(4)	(46)
Cash received from discontinued operations	-	-	-	-	-

Increase (decrease) in cash	(606)	(60)	177	(8)	(497)

Cash and cash equivalents at beginning of year	621	55	587	66	1,329

Cash and cash equivalents at end of year	15	(5)	764	58	832

26.	Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2009

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in Canadian GAAP (Cdn$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
Cash and cash equivalents	621	55	587	66	1,329
Accounts and settlements receivable and other	7,088	92	4,464	(10,672)	972
Inventories	22	391	918	44	1,375

Current assets	7,731	538	5,969	(10,562)	3,676
Investments	21,551	20,690	433	(41,422)	1,252
Property, plant and equipment	489	1,028	20,484	425	22,426
Other assets	1,473	1,410	3,150	(5,176)	857
Goodwill	-	-	1,662	-	1,662

	31,244	23,666	31,698	(56,735)	29,873

Accounts payable and accrued liabilities	4,684	6,791	439	(10,672)	1,242
Current portion of long-term debt	1,078	-	33	10	1,121

Current liabilities	5,762	6,791	472	(10,662)	2,363
Long-term debt	9,676	2,089	321	(5,203)	6,883
Other liabilities	52	259	674	44	1,029
Future income and resource taxes	1,267	979	2,682	79	5,007
Equity	14,487	13,548	27,549	(40,993)	14,591

	31,244	23,666	31,698	(56,735)	29,873

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS INFORMATION
Revenues	104	1,214	5,929	427	7,674
Operating expenses	55	1,089	2,877	(9)	4,012
Depreciation and amortization	22	52	828	26	928

Operating profit	27	73	2,224	410	2,734
Interest and financing	820	106	6	(277)	655
Exploration	6	-	28	(1)	33
Asset impairment	25	-	2	-	27
General, administration and other expense (income)	(1,423)	(102)	(421)	1,325	(621)

Earnings (loss) before the undernoted items	599	69	2,609	(637)	2,640
Provision for income and resource taxes	(87)	(19)	(337)	(252)	(695)
Equity earnings (loss)	1,291	1,004	-	(2,421)	(126)

Earnings (loss) from continuing operations	1,803	1,054	2,272	(3,310)	1,819
Earnings from discontinued operations	28	7	46	-	81

Earnings	1,831	1,061	2,318	(3,310)	1,900
Attributable to:
Shareholders of the company	1,831	1,061	2,249	(3,310)	1,831
Non-controlling interests	-	-	69	-	69

26.	Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2009

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in Canadian GAAP (Cdn$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
Operating activities	2,810	1,317	2,726	(3,870)	2,983
Investing activities
Property, plant and equipment	(79)	(24)	(459)	(28)	(590)
Investments and other assets	(302)	(37)	(33)	-	(372)
Investment in subsidiaries	(203)	-	-	203	-
Proceeds from sale of investments and other assets	179	160	53	-	392
Increase in restricted cash	(94)	-	-	-	(94)

	(499)	99	(439)	175	(664)
Financing activities
Issuance of debt	4,462	-	-	-	4,462
Repayment of debt	(8,103)	-	(38)	-	(8,141)
Issuance of Class B subordinate voting shares	1,670	-	-	-	1,670
Distributions to non-controlling interests	-	-	(69)	-	(69)
Interdivision distributions	-	(1,374)	(2,389)	3,763	-

	(1,971)	(1,374)	(2,496)	3,763	(2,078)
Effect of exchange rate changes on cash and cash equivalents	-	-	(65)	(6)	(71)
Cash received from discontinued operations	(1)	17	293	-	309

Increase (decrease) in cash	339	59	19	62	479

Cash and cash equivalents at beginning of year	282	(4)	568	4	850

Cash and cash equivalents at end of year	621	55	587	66	1,329

26.	Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2008

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in Canadian GAAP (Cdn$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
Cash and cash equivalents	282	(4)	569	3	850
Income taxes receivable	47	952	69	62	1,130
Accounts and settlements receivable and other	7,999	256	4,190	(11,665)	780
Inventories	27	287	978	47	1,339

Current assets	8,355	1,491	5,806	(11,553)	4,099
Investments	19,390	19,201	356	(37,999)	948
Property, plant and equipment	539	1,058	21,830	482	23,909
Other assets	2,313	1,509	2,276	(5,245)	853
Goodwill	-	-	1,724	-	1,724

	30,597	23,259	31,992	(54,315)	31,533

Accounts payable and accrued liabilities	3,435	8,533	1,197	(11,666)	1,499
Short-term debt	6,436	-	-	-	6,436
Current portion of long-term debt	1,304	-	22	10	1,336

Current liabilities	11,175	8,533	1,219	(11,656)	9,271
Long-term debt	8,392	1,765	220	(5,275)	5,102
Other liabilities	53	80	623	428	1,184
Future income and resource taxes	77	2,324	2,494	70	4,965
Equity	10,900	10,557	27,436	(37,882)	11,011

	30,597	23,259	31,992	(54,315)	31,533

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS INFORMATION
Revenues	82	1,467	4,700	406	6,655
Operating expenses	83	1,237	2,531	(7)	3,844
Depreciation and amortization	29	34	377	28	468

Operating profit (loss)	(30)	196	1,792	385	2,343
Interest and financing	341	81	(31)	(209)	182
Exploration	18	-	114	1	133
Asset impairment	148	-	441	-	589
General, administration and other expense (income)	(561)	(1,026)	346	1,300	59

Earnings (loss) before the undernoted items	24	1,141	922	(707)	1,380
Provision for income and resource taxes	31	72	(301)	(454)	(652)
Equity earnings (loss)	614	430	-	(1,022)	22

Earnings (loss) from continuing operations	669	1,643	621	(2,183)	750
Earnings (loss) from discontinued operations	(10)	(18)	19	-	(9)

Earnings	659	1,625	640	(2,183)	741
Attributable to:
Shareholders of the company	659	1,625	558	(2,183)	659
Non-controlling interests	-	-	82	-	82

26.	Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2008

			Non-
		Teck	Guarantor	Consolidating	Consolidated
As Reported in Canadian GAAP (Cdn$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
Operating activities	2,104	1,023	1,128	(2,146)	2,109
Investing activities
Property, plant and equipment	(248)	(44)	(586)	(50)	(928)
Investments and other assets	(558)	(71)	(30)	-	(659)
Investment in subsidiaries	(113)	-	-	113	-
Acquisition of Fording Canadian Coal Trust	(11,639)	-	-	-	(11,639)
Proceeds from sale of investments and other assets	10	1	203	-	214
Increase in temporary investments	-	-	(11)	-	(11)

	(12,548)	(114)	(424)	63	(13,023)
Financing activities
Issuance of debt	11,842	-	-	-	11,842
Repayment of debt	(854)	-	(387)	-	(1,241)
Issuance of Class B subordinate voting shares	6	-	-	-	6
Dividends paid	(442)	-	-	-	(442)
Distributions to non-controlling interests	-	-	(102)	-	(102)
Interdivision distributions	-	(944)	(1,075)	2,019	-

	10,552	(944)	(1,564)	2,019	10,063
Effect of exchange rate changes on cash and cash equivalents	-	-	222	12	234
Cash received from discontinued operations	(24)	38	45	-	59

Increase (decrease) in cash	84	3	(593)	(52)	(558)

Cash and cash equivalents at beginning of year	198	(7)	1,162	55	1,408

Cash and cash equivalents at end of year	282	(4)	569	3	850

26. Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2010
Reconciliation from Canadian GAAP to US GAAP (Cdn$ in millions)

				Teck			Non-Guarantor			Consolidating			Consolidated
	Teck			Metals			Subsidiaries			Adjustments			Totals

	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
CONDENSED CONSOLIDATING
BALANCE SHEET
INFORMATION
Cash and cash equivalents	15	-	15	(5)	-	(5)	764	-	764	58	-	58	832	-	832
Accounts and settlements receivable and other	5,939	-	5,939	107	-	107	7,274	-	7,274	(12,226)	-	(12,226)	1,094	-	1,094
Inventories	23	-	23	409	-	409	914	(9)	905	34	-	34	1,380	(9)	1,371

Current assets	5,977	-	5,977	511	-	511	8,952	(9)	8,943	(12,134)	-	(12,134)	3,306	(9)	3,297
Investments	23,867	(351)	23,516	21,960	(141)	21,819	462	(14)	448	(44,918)	484	(44,434)	1,371	(22)	1,349
Property, plant and equipment	517	(106)	411	859	(1)	858	20,081	(365)	19,716	429	28	457	21,886	(444)	21,442
Other assets	1,517	(88)	1,429	1,294	(174)	1,120	3,325	(63)	3,262	(5,127)	-	(5,127)	1,009	(325)	684
Goodwill	-	-	-	-	-	-	1,637	-	1,637	-	-	-	1,637	-	1,637

	31,878	(545)	31,333	24,624	(316)	24,308	34,457	(451)	34,006	(61,750)	512	(61,238)	29,209	(800)	28,409

Accounts payable and accrued liabilities	6,448	-	6,448	5,667	-	5,667	1,687	-	1,687	(12,304)	-	(12,304)	1,498	-	1,498
Dividends payable	177	-	177	-	-	-	-	-	-	-	-	-	177	-	177
Current portion of long-term debt	-	-	-	-	-	-	38	-	38	27	-	27	65	-	65
Current liabilities	6,625	-	6,625	5,667	-	5,667	1,725	-	1,725	(12,277)	-	(12,277)	1,740	-	1,740
Long-term debt	7,922	81	8,003	1,767	-	1,767	207	-	207	(5,013)	-	(5,013)	4,883	81	4,964
Other liabilities	41	(1)	40	267	64	331	859	36	895	20	-	20	1,187	99	1,286
Future income and resource taxes	1,238	(85)	1,153	1,430	(113)	1,317	2,473	(240)	2,233	82	-	82	5,223	(438)	4,785
Equity	16,052	(540)	15,512	15,493	(267)	15,226	29,193	(247)	28,946	(44,562)	512	(44,050)	16,176	(542)	15,634

	31,878	(545)	31,333	24,624	(316)	24,308	34,457	(451)	34,006	(61,750)	512	(61,238)	29,209	(800)	28,409

26. Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2010
Reconciliation from Canadian GAAP to US GAAP (Cdn$ in millions)

				Teck			Non-Guarantor			Consolidating			Consolidated
	Teck			Metals			Subsidiaries			Adjustments			Totals

	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
CONDENSED CONSOLIDATING
STATEMENT OF EARNINGS
INFORMATION
Revenues	139	-	139	1,476	-	1,476	7,281	128	7,409	443	-	443	9,339	128	9,467
Operating expenses	78	-	78	1,356	-	1,356	3,430	232	3,662	(20)	-	(20)	4,844	232	5,076
Depreciation and amortization	21	-	21	49	-	49	852	(20)	832	18	-	18	940	(20)	920

Operating profit (loss)	40	-	40	71	-	71	2,999	(84)	2,915	445	-	445	3,555	(84)	3,471
Interest and financing	698	-	698	102	-	102	21	-	21	(256)	(4)	(260)	565	(4)	561
Exploration	11	18	29	-	-	-	45	35	80	-	-	-	56	53	109
General, administration and other expense (income)	230	107	337	(686)	-	(686)	(444)	(9)	(453)	919	-	919	19	98	117

Earnings before the undernoted Items	(899)	(125)	(1,024)	655	-	655	3,377	(110)	3,267	(218)	4	(214)	2,915	(231)	2,684
Provision for income and resource taxes	231	27	258	(28)	4	(24)	(413)	38	(375)	(722)	-	(722)	(932)	69	(863)
Equity earnings (loss)	2,528	(58)	2,470	1,779	(7)	1,772	-	-	-	(4,315)	65	(4,250)	(8)	-	(8)

Earnings (loss) from continuing operations	1,860	(156)	1,704	2,406	(3)	2,403	2,964	(72)	2,892	(5,255)	69	(5,186)	1,975	(162)	1,813
Earnings (loss) from discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Earnings	1,860	(156)	1,704	2,406	(3)	2,403	2,964	(72)	2,892	(5,255)	69	(5,186)	1,975	(162)	1,813
Attributable to:
Shareholders of the company	1,860	(156)	1,704	2,406	(3)	2,403	2,849	(67)	2,782	(5,255)	69	(5,186)	1,860	(157)	1,703
Non-controlling interests	-	-	-	-	-	-	115	(5)	110	-	-	-	115	(5)	110

26. Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2009
Reconciliation from Canadian GAAP to US GAAP (Cdn$ in millions)

				Teck			Non-Guarantor			Consolidating			Consolidated
	Teck			Metals			Subsidiaries			Adjustments			Totals

	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
CONDENSED CONSOLIDATING
BALANCE SHEET
INFORMATION
Cash and cash equivalents	621	-	621	55	-	55	587	-	587	66	-	66	1,329	-	1,329
Accounts and settlements receivable and other	7,088	-	7,088	92	-	92	4,464	-	4,464	(10,672)	-	(10,672)	972	-	972
Inventories	22	-	22	391	-	391	918	(4)	914	44	-	44	1,375	(4)	1,371
Deferred debt issuance costs	-	11	11	-	-	-	-	-	-	-	-	-	-	11	11

Current assets	7,731	11	7,742	538	-	538	5,969	(4)	5,965	(10,562)	-	(10,562)	3,676	7	3,683
Investments	21,551	(241)	21,310	20,690	(77)	20,613	433	(15)	418	(41,422)	311	(41,111)	1,252	(22)	1,230
Property, plant and equipment	489	(88)	401	1,028	(1)	1,027	20,484	(264)	20,220	425	23	448	22,426	(330)	22,096
Other assets	1,473	107	1,580	1,410	(163)	1,247	3,150	(64)	3,086	(5,176)	-	(5,176)	857	(120)	737
Goodwill	-	-	-	-	-	-	1,662	-	1,662	-	-	-	1,662	-	1,662

	31,244	(211)	31,033	23,666	(241)	23,425	31,698	(347)	31,351	(56,735)	334	(56,401)	29,873	(465)	29,408

Accounts payable and accrued liabilities	4,684	-	4,684	6,791	-	6,791	439	-	439	(10,672)	-	(10,672)	1,242	-	1,242
Current portion of long-term debt	1,078	11	1,089	-	-	-	33	-	33	10	-	10	1,121	11	1,132

Current liabilities	5,762	11	5,773	6,791	-	6,791	472	-	472	(10,662)	-	(10,662)	2,363	11	2,374
Long-term debt	9,676	165	9,841	2,089	-	2,089	321	-	321	(5,203)	-	(5,203)	6,883	165	7,048
Other liabilities	52	(1)	51	259	32	291	674	(2)	672	44	-	44	1,029	29	1,058
Future income and resource taxes	1,267	(56)	1,211	979	(93)	886	2,682	(190)	2,492	79	4	83	5,007	(335)	4,672
Equity	14,487	(330)	14,157	13,548	(180)	13,368	27,549	(155)	27,394	(40,993)	330	(40,663)	14,591	(335)	14,256

	31,244	(211)	31,033	23,666	(241)	23,425	31,698	(347)	31,351	(56,735)	334	(56,401)	29,873	(465)	29,408

26. Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2009
Reconciliation from Canadian GAAP to US GAAP (Cdn$ in millions)

				Teck			Non-Guarantor			Consolidating			Consolidated
	Teck			Metals			Subsidiaries			Adjustments			Totals

	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
CONDENSED CONSOLIDATING
STATEMENT OF EARNINGS
INFORMATION
Revenues	104	-	104	1,214	-	1,214	5,929	-	5,929	427	-	427	7,674	-	7,674
Operating expenses	55	-	55	1,089	-	1,089	2,877	46	2,923	(9)	-	(9)	4,012	46	4,058
Depreciation and amortization	22	-	22	52	-	52	828	(25)	803	26	-	26	928	(25)	903

Operating profit (loss)	27	-	27	73	-	73	2,224	(21)	2,203	410	-	410	2,734	(21)	2,713
Interest and financing	820	-	820	106	-	106	6	-	6	(277)	(22)	(299)	655	(22)	633
Exploration	6	21	27	-	-	-	28	15	43	(1)	-	(1)	33	36	69
Asset impairment	25	-	25	-	-	-	2	-	2	-	-	-	27	-	27
General, administration and other expense (income)	(1,423)	45	(1,378)	(102)	-	(102)	(421)	(17)	(438)	1,325	-	1,325	(621)	28	(593)

Earnings before the undernoted items	599	(66)	533	69	-	69	2,609	(19)	2,590	(637)	22	(615)	2,640	(63)	2,577
Provision for income and resource taxes	(87)	28	(59)	(19)	10	(9)	(337)	15	(322)	(252)	(5)	(257)	(695)	48	(647)
Equity earnings (loss)	1,291	30	1,321	1,004	13	1,017	-	1	1	(2,421)	(47)	(2,468)	(126)	(3)	(129)

Earnings (loss) from continuing operations	1,803	(8)	1,795	1,054	23	1,077	2,272	(3)	2,269	(3,310)	(30)	(3,340)	1,819	(18)	1,801
Earnings (loss) from discontinued operations	28	7	35	7	-	7	46	10	56	-	-	-	81	17	98

Earnings	1,831	(1)	1,830	1,061	23	1,084	2,318	7	2,325	(3,310)	(30)	(3,340)	1,900	(1)	1,899
Attributable to:
Shareholders of the company	1,831	(1)	1,830	1,061	23	1,084	2,249	6	2,255	(3,310)	(30)	(3,340)	1,831	(2)	1,829
Non-controlling interests	-	-	-	-	-	-	69	1	70	-	-	-	69	1	70

26. Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2008
Reconciliation from Canadian GAAP to US GAAP (Cdn$ in millions)

				Teck			Non-Guarantor			Consolidating			Consolidated
	Teck			Metals			Subsidiaries			Adjustments			Totals

	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
CONDENSED CONSOLIDATING
BALANCE SHEET
INFORMATION
Cash and cash equivalents	282	-	282	(4)	-	(4)	569	-	569	3	-	3	850	-	850
Income taxes receivable	47	-	47	952	-	952	69	-	69	62	-	62	1,130	-	1,130
Accounts and settlements receivable and other	7,999	-	7,999	256	-	256	4,190	-	4,190	(11,665)	-	(11,665)	780	-	780
Inventories	27	-	27	287	-	287	978	-	978	47	-	47	1,339	-	1,339
Deferred debt issuance costs	-	106	106	-	-	-	-	-	-	-	-	-	-	106	106

Current assets	8,355	106	8,461	1,491	-	1,491	5,806	-	5,806	(11,553)	-	(11,553)	4,099	106	4,205
Investments	19,390	(173)	19,217	19,201	(68)	19,133	356	(17)	339	(37,999)	239	(37,760)	948	(19)	929
Property, plant and equipment	539	(72)	467	1,058	(1)	1,057	21,830	(267)	21,563	482	5	487	23,909	(335)	23,574
Other assets	2,313	65	2,378	1,509	(148)	1,361	2,276	(35)	2,241	(5,245)	(1)	(5,246)	853	(119)	734
Goodwill	-	-	-	-	-	-	1,724	-	1,724	-	-	-	1,724	-	1,724

	30,597	(74)	30,523	23,259	(217)	23,042	31,992	(319)	31,673	(54,315)	243	(54,072)	31,533	(367)	31,166

Accounts payable and accrued liabilities	3,435	-	3,435	8,533	-	8,533	1,197	-	1,197	(11,666)	-	(11,666)	1,499	-	1,499
Short-term debt	6,436	80	6,516	-	-	-	-	-	-	-	-	-	6,436	80	6,516
Current portion of long-term debt	1,304	26	1,330	-	-	-	22	-	22	10	-	10	1,336	26	1,362

Current liabilities	11,175	106	11,281	8,533	-	8,533	1,219	-	1,219	(11,656)	-	(11,656)	9,271	106	9,377
Long-term debt	8,392	62	8,454	1,765	-	1,765	220	-	220	(5,275)	-	(5,275)	5,102	62	5,164
Other liabilities	53	5	58	80	(47)	33	623	(44)	579	428	-	428	1,184	(86)	1,098
Future income and resource taxes	77	(32)	45	2,324	(46)	2,278	2,494	(155)	2,339	70	1	71	4,965	(232)	4,733
Equity	10,900	(215)	10,685	10,557	(124)	10,433	27,436	(120)	27,316	(37,882)	242	(37,640)	11,011	(217)	10,794

	30,597	(74)	30,523	23,259	(217)	23,042	31,992	(319)	31,673	(54,315)	243	(54,072)	31,533	(367)	31,166

26. Supplemental Guarantor Condensed Consolidating Financial Information, continued

Year Ended December 31, 2008
Reconciliation from Canadian GAAP to US GAAP (Cdn$ in millions)

				Teck			Non-Guarantor			Consolidating			Consolidated
	Teck			Metals			Subsidiaries			Adjustments			Totals

	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US	Canadian	US GAAP	US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
CONDENSED CONSOLIDATING
STATEMENT OF EARNINGS
INFORMATION
Revenues	82	-	82	1,467	-	1,467	4,700	-	4,700	406	-	406	6,655	-	6,655
Operating expenses	83	-	83	1,237	-	1,237	2,531	90	2,621	(7)	-	(7)	3,844	90	3,934
Depreciation and amortization	29	(1)	28	34	-	34	377	(5)	372	28	-	28	468	(6)	462

Operating profit (loss)	(30)	1	(29)	196	-	196	1,792	(85)	1,707	385	-	385	2,343	(84)	2,259
Interest and financing	341	-	341	81	-	81	(31)	-	(31)	(209)	(17)	(226)	182	(17)	165
Exploration	18	53	71	-	-	-	114	(16)	98	1	-	1	133	37	170
Asset impairment	148	-	148	-	-	-	441	-	441	-	-	-	589	-	589
General, administration and other expense (income)	(561)	(9)	(570)	(1,026)	-	(1,026)	346	1	347	1,300	(2)	1,298	59	(10)	49

Earnings before the undernoted items	24	(43)	(19)	1,141	-	1,141	922	(70)	852	(707)	19	(688)	1,380	(94)	1,286
Provision for income and resource taxes	31	(32)	(1)	72	(1)	71	(301)	45	(256)	(454)	(7)	(461)	(652)	5	(647)
Equity earnings (loss)	614	(25)	589	430	(28)	402	-	-	-	(1,022)	41	(981)	22	(12)	10

Earnings (loss) from continuing operations	669	(100)	569	1,643	(29)	1,614	621	(25)	596	(2,183)	53	(2,130)	750	(101)	649
Earnings (loss) from discontinued operations	(10)	10	-	(18)	-	(18)	19	1	20	-	-	-	(9)	11	2

Earnings	659	(90)	569	1,625	(29)	1,596	640	(24)	616	(2,183)	53	(2,130)	741	(90)	651
Attributable to:
Shareholders of the company	659	(90)	569	1,625	(29)	1,596	558	(24)	534	(2,183)	53	(2,130)	659	(90)	569
Non-controlling interests	-	-	-	-	-	-	82	-	82	-	-	-	82	-	82